Table of Contents

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2018

Vale S.A.

Praia de Botafogo, 186 — 18º andar
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents

Table of Contents:

Press Release	1
Signature Page	66

xx

Tubarão Pellet Plants Vale’s Performance in 1Q18

www.vale.com vale.ri@vale.com App Vale Investors & Media iOS: https://itunes.apple.com/us/app/vale-investor-media-portugues/id1087134066?ls=1&mt=8 Android: https://play.google.com/store/apps/details?id=com.theirapp.valeport Tel.: (55 21) 3485-3900 Investor Relations André Figueiredo André Werner Carla Albano Miller Fernando Mascarenhas Samir Bassil Andrea Gutman Bruno Siqueira Clarissa Couri Renata Capanema Department Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with IFRS. Vale’s quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Companhia Portuária da Baía de Sepetiba, Mineração Corumbaense Reunida S.A., Minerações Brasileiras Reunidas S.A. PT Vale Indonesia Tbk, Salobo Metais S.A, Vale International Holdings GMBH, Vale Canada Limited, Vale International S.A., Vale Manganês S.A., Vale Malaysia Minerals Sdn. Bhd., Vale Moçambique S.A., Vale Nouvelle-Calédonie SAS, Vale Oman Pelletizing Company LLC and Vale Oman Distribution Center LLC. BM&F BOVESPA: VALE3 NYSE: VALE EURONEXT PARIS: VALE3 LATIBEX: XVALO

Vale's performance in 1Q18

US$ 4.0 bi **Total EBITDA**	US$ 890 mi **Capital Expenditures** ↓ 9%	US$ 104 mi **Coal EBITDA** ↑ 41%
US$ 39.8/t **Ferrous Minerals[1] EBITDA margin** ↑ 10%	US$ 5.0 bi **Free Cash Flow** ↑ 77%	US$ 14.9 bi **Net Debt** ↓ 18%

Chief Executive Officer Mr. Fabio Schvartsman commented on the 1Q18 results: *"We are well positioned to generate significant shareholder value by leveraging our premium and flexible product portfolio. We are pleased that Vale has shown remarkable flexibility and performance during a very complex first quarter 2018, which was crucial to achieve the same level of EBITDA as 4Q17, despite the challenge of seasonally lower volumes"*. He concluded that: *"I am committed to make Vale a more predictable company. Thus, in any given price scenario, the market will be able to easily forecast Vale's performance. This will only be possible by having full control of everything other than prices, meaning that we will have a very strict capital allocation policy, a relentless focus on performance and constant efforts to optimize our cost structure"*.

- The flexibility of Vale's supply chain led to a record sales volume for a first quarter of iron ore and pellets, despite the challenge of seasonally lower production. Consequently, adjusted EBITDA totaled US$ 3.971 billion in 1Q18, remaining practically in line with 4Q17.
- Vale's operational cash flow generation in 1Q18, together with the proceeds from the sale of fertilizer assets and the Project Finance in Mozambique, supported the increase in Free Cash Flow vs. 4Q17, totaling US$ 5.015 billion, the best performance since 1Q11, which enabled a substantial net debt reduction of US$ 3.242 billion quarter-on-quarter. *"1Q18 was marked by our deleveraging, with net debt achieving US$ 14.9 billion, the lowest level since 2Q11, while paying US$ 1.4 billion in shareholder remuneration. We will reach the US$ 10 billion net debt target in the short term and our sound balance sheet and strong cash generation will enable us to significantly increase shareholder remuneration", highlighted Chief* Financial Officer Mr. Luciano Siani Pires.
- Consistent with Vale's strategy to adopt a rigorous capital allocation process based on returns, Capital Expenditures reached US$ 890 million, the lowest level for a first quarter since 1Q05, following the trend of remaining sub US$ 1 billion per quarter and reinforcing Vale's Capex guidance of US$ 3.8 billion in 2018.
- The Ferrous Minerals business had an outstanding result in 1Q18, with an adjusted EBITDA of US$ 3.408 billion in 1Q18, as a result of the contributions of higher quality and average premium, which improved Vale's realized CFR/FOB wmt price, reflecting: (i) the flexibility of the

---

[1] Excluding Manganese and ferroalloys.

3

VALE

operations; (ii) the active supply chain management; and (iii) the increase of premium product share in total sales.  Vale’s premium and flexible portfolio of products is in a leading position to profit from the structural “flight to quality” trend. In 1Q18, Vale reached another milestone towards improving Fe content, price realization and pellets contribution that resulted in a lower iron ore fines and pellets EBITDA breakeven2,3 of US$ 30.5/dmt in 1Q18, a reduction of US$ 1.7/t vs. 4Q17, and in a higher adjusted EBITDA per ton for Ferrous Minerals3 that totaled US$ 39.8/t in 1Q18, an increase of US$ 3.7/t vs. 4Q17. “Vale’s Ferrous division is following its well defined value over volume strategy and is progressively optimizing its price realization and margins based on its increasing proportion of premium products as well as through an active management of its global supply chain”, commented Mr. Peter Poppinga, Executive Officer for Ferrous Minerals and Coal.  Vale’s decision to restart Tubarão II pellet plant and the negotiation of better terms for pellet premiums averaging US$ 60/wmt for the year, an increase of over US$ 10/wmt vs. 2017, are reflected in its results with adjusted EBITDA for pellets amounting to US$ 763 million in 1Q18, a 13% increase vs. 4Q17, and representing 19% of Vale’s total adjusted EBITDA.  Vale is a premium nickel player with a unique product mix and market position and was able to benefit from the higher nickel prices in 1Q18, with an adjusted EBITDA for Base Metals of US$ 644 million. “We are focused on further improving the competitiveness of the Base Metals business optimizing margins and maintaining the optionality of nickel in the scenario of higher demand for Class I nickel. In 1Q18 we partially compensated the unplanned production shortcomings in the Coleman mine in Sudbury with the marketing focus on maximizing price realization over our premium product mix with higher margins”, commented Mr. Eduardo Bartolomeo, Executive Officer for Base Metals.  VNC registered its best result ever for the second consecutive quarter, with an adjusted EBITDA of US$ 28 million in 1Q18, reflecting higher nickel and cobalt prices.  The results of Vale’s Coal business continued to improve in 1Q18, driven by higher realized prices, showing Vale’s effort to increase the share of contracts linked to the index reference price, which resulted in an increase of 41% in adjusted EBITDA for the Coal business, amounting to US$ 104 million in 1Q18, despite lower volumes. Vale announced a new dividend policy on March 29th, 2018, which was designed to be: (i) both aggressive and sustainable over a long period of time, (ii) applicable in any price scenario, and (iii) predictable as regards payment dates and the amount to be distributed. The policy will be effective as of the results of the first half 2018. Therefore, according to the new policy, the 1Q18 results translate into a minimum shareholder remuneration of US$ 1.033 billion, which will be further increased by applying the threshold of 30% over the adjusted EBITDA less sustaining investments to 2Q18 results, for payment in September 2018. 2 Measured by unit cash costs and expenses on a landed-in-China basis (and adjusted for quality, pellets margin differential and moisture, excluding ROM). 3 Considers the new allocation criteria for general and administrative expenses as described in the box “Managerial Allocation Changes” of this Earnings Release 4

Selected financial indicators

US$ million	1Q18	4Q17	1Q17
Net operating revenues	8,603	9,167	8,515
Total costs and expenses	5,620	6,270	5,115
Adjusted EBIT	3,098	3,133	3,400
Adjusted EBIT margin (%)	36.0	34.2	39.9
Adjusted EBITDA	3,971	4,109	4,308
Adjusted EBITDA margin (%)	46.2	44.8	50.6
Iron ore - Platts' 62% IODEX	74.3	65.6	85.6
Net income (loss)	1,590	771	2,490
Underlying earnings	1,787	2,051	2,230
Underlying earnings per share on a fully diluted basis (US$ / share)	0.37	0.36	0.40
Net debt	14,901	18,143	22,777
Capital expenditures	890	977	1,113

5

Market overview IRON ORE Iron ore Platts IODEX 62% averaged US$ 74.3/dmt in 1Q18, an increase of 13% from 4Q17 as a result of the continued healthy steel production worldwide. The announcement of steel production by the National Bureau of Statistics in China for March of 74Mt is the highest level since August 2017, despite winter production restrictions in Northern China. Looking at 1Q18 as a whole, Chinese steel production posted a strong increase of 5.4% YoY. China’s steel sector good performance in 1Q18 continued to be supported by strong property construction and machinery. Besides, the extension of part of the capacity cuts in the 26+2 cities to November 2018 provide a support not only for steel prices, but also for higher iron ore grade, such as pellets and IOCJ, which are expected to be in good demand and commanding a premium as production efficiency and stricter environmental policies are in emphasis in China, reinforcing the structural change in premiums and discounts dynamics going forward. The Short Term Range Outlook, recently published by World Steel Association, expects steel demand in the developed world to increase by 1.8% in 2018, demand in emerging and developing economies (excluding China) is expected to increase by 4.9% and a flat demand growth scenario is forecast for China. COAL Seaborne Coking coal market started 2018 with Australian exports impacted by severe weather, logistics constraints and lingering effects of a January derailment, which led prices to US$ 263.0/t in the beginning of the year. As supply recovered in Australia and production grew in China, prices corrected reaching US$ 197.5/t in March. In thermal coal, Newcastle Fob Index peaked at US$ 110.8/t in February, from US$ 104.9/t in early January, and has since eased back to US$ 90.7/t on the back of soft downstream demand contributing to a build-up in inventories in China, in line with the end of the winter season. Richards Bay Fob Index range traded between US$ 88.0/t to US$ 96.0/t, supported by healthy demand in India and stronger prices in Asia. NICKEL LME nickel prices continued improving during 1Q18 to an average of US$ 13,276/t, from US$ 11,584/t in 4Q17, representing the strongest pricing quarter since 1Q15. Inventories declined indicating that the market remained in deficit in 1Q18.Total exchange inventories (LME and SHFE) continued to decline closing at 368kt, by the end of 1Q18, down 44kt since the start of 2018. Demand for nickel in non-stainless steel applications continues to be positive, particularly in the automotive, battery and aerospace sectors, while the oil and gas sector continue to recover. 6

Global stainless-steel production in 1Q18 remained practically in line with 1Q17. Supply increased approximately 3% in 1Q18 relative to 1Q17. This growth was in Class II material (e.g. nickel pig iron NPI) (+5% YoY), while Class I material was relatively unchanged YoY. The nickel market should remain volatile in the short-term and prices could go down from the recent high levels that were seen in April. Near-term outlook for nickel remains balanced, despite Indonesian ore exports continue to increase. Demand for batteries in electric vehicles is likely to grow at an accelerated pace relative to past years as electric vehicles penetrate the automotive market, although this still represents a relatively small market for nickel. Overall, we expect the market to remain in deficit in 2018, albeit smaller than 2017, given supply growth. Capital investment for new projects and replacement volumes have been deferred within the context of challenging economic conditions. The long-term outlook for nickel depends on the demand evolution for electric vehicles. Nickel in electric vehicle batteries can become an increasingly important source of demand growth particularly as battery chemistry favors higher nickel content due to lower cost and higher energy density. COPPER LME copper price averaged US$ 6,961/t in 1Q18, slightly higher than the US$ 6,808/t in 4Q17, being the strongest pricing quarter since 4Q14. Copper inventories on the LME and COMEX both increased in 1Q18 vs. 4Q17 by 182 kt and 23 kt, respectively, while SHFE decreased 5.5 kt. Overall, inventories across all three exchanges increased by 200 kt over the same period. Global demand increased approximately 2% in 1Q18 vs. 1Q17. In China specifically demand increased 2.2% in the same period and was driven primarily by higher infrastructure investment. On the supply side, global refined copper production increased nearly 2% over 1Q18 vs. 1Q17. A number of labor negotiations were concluded this quarter and this has reduced the potential for supply disruption for the year, given that these settlements form precedent for the upcoming negotiations. Near-term outlook for copper remains balanced, with growing demand and with supply expected to keep pace unlike in 2017, which saw supply growth lag demand given the disruptions. Over the long-term, copper demand is expected to grow, partly driven by the increasing investment in renewable energy as well as infrastructure investments, while future supply growth is challenged given declining ore grades and the need for greenfield investment. COBALT Cobalt price averaged US$82,238/t in 1Q18 an increase of 27% when compared to 4Q17. The reason for this continuous run-up in price is growing demand from the electric vehicle battery market together with anticipated future demand growth. Cobalt is one of the key metals, besides nickel, to produce the highest energy density batteries for use in electric vehicles. The cobalt market needs to grow significantly in order to feed into battery 7 demand – but unlike other metals, cobalt is predominantly a by-product of Nickel and Copper mine. This means that it does not have the flexibility to respond to demand pressures as readily as other commodities. Moreover, much of the cobalt comes and is found in the DRC. Given views on electric vehicle demand, we remain optimistic for cobalt prices in the near term while substitution threat from nickel has the potential to dampen expectations going into mid to long term. 8

Operating revenues

Net operating revenues in 1Q18 were US$ 8.603 billion, US$ 88 million higher than in 1Q17. The increase in sales revenues was mainly due to higher sales volumes for Ferrous Minerals (US$ 682 million) and higher sales prices for Base Metals (US$ 258 million), being partially offset by lower Ferrous Minerals sales prices (US$ 652 million) and lower sales volumes for Base Metals (US$ 221 million).

The flexibility of Vale's supply chain led to record sales volumes for a first quarter of iron ore[4] and pellets[4] totaling 83.9 Mt in 1Q18, 7.7 Mt higher than in 1Q17.

Net operating revenue by destination

US$ million	1Q18	%	4Q17	%	1Q17	%
North America	**535**	**6.2**	**638**	**7.0**	**596**	**7.0**
USA	334	3.9	351	3.8	284	3.3
Canada	157	1.8	269	2.9	303	3.6
Mexico	44	0.5	18	0.2	9	0.1
South America	**1,016**	**11.8**	**1,307**	**14.3**	**942**	**11.1**
Brazil	841	9.8	1,149	12.5	808	9.5
Others	175	2.0	158	1.7	134	1.6
Asia	**4,944**	**57.5**	**5,473**	**59.7**	**4,996**	**58.7**
China	3,594	41.8	3,824	41.7	3,818	44.8
Japan	605	7.0	633	6.9	511	6.0
South Korea	254	3.0	449	4.9	224	2.6
Others	491	5.7	567	6.2	443	5.2
Europe	**1,468**	**17.1**	**1,260**	**13.7**	**1,500**	**17.6**
Germany	396	4.6	374	4.1	377	4.4
Italy	102	1.2	162	1.8	123	1.4
Others	970	11.3	724	7.9	1,001	11.8
Middle East	**369**	**4.3**	**301**	**3.3**	**293**	**3.4**
Rest of the World	**271**	**3.2**	**188**	**2.1**	**188**	**2.2**
Total	**8,603**	**100.0**	**9,167**	**100.0**	**8,515**	**100.0**

[4] Excludes ROM

9

VALE

Net operating revenues by destination in 1Q18


42%
17%
9%
10%
7%
6%
6%
3%
China
Europe
Other Asia
Brazil
Japan
North America
Rest of the World
Middle East

Net operating revenue by business area

US$ million	1Q18	%	4Q17	%	1Q17	%
Ferrous Minerals	6,527	75.9	6,698	73.1	6,497	76.3
Iron ore fines	4,703	54.7	5,023	54.8	4,826	56.7
ROM	9	0.1	8	0.1	15	0.2
Pellets	1,585	18.4	1,422	15.5	1,459	17.1
Manganese ore	83	1.0	88	1.0	43	0.5
Ferroalloys	41	0.5	47	0.5	43	0.5
Others	106	1.2	110	1.2	111	1.3
Coal	**380**	**4.4**	**402**	**4.4**	**324**	**3.8**
Metallurgical coal	293	3.4	306	3.3	254	3.0
Thermal coal	87	1.0	96	1.0	70	0.8
Base Metals	**1,634**	**19.0**	**2,000**	**21.8**	**1,597**	**18.8**
Nickel	790	9.2	941	10.3	760	8.9
Copper	511	5.9	744	8.1	568	6.7
PGMs	74	0.9	62	0.7	85	1.0
Gold as by-product	148	1.7	157	1.7	130	1.5
Silver as by-product	8	0.1	9	0.1	7	0.1
Cobalt	90	1.0	79	0.9	41	0.5
Others	13	0.2	8	0.1	6	0.1
Others	62	0.7	67	0.7	97	1.1
Total	8,603	100.0	9,167	100.0	8,515	100.0

10

Costs and expenses

COST OF GOODS SOLD (COGS)

COGS[5], net of depreciation, totaled US$ 4.396 billion in 1Q18, remaining practically in line with 4Q17, after excluding the effects from:

(i) seasonally lower sales volumes impact on COGS (US$ 607 million);

(ii) higher commodities prices, resulting in higher pelletizing plants' leasing costs (US$ 36 million) and higher royalties (US$ 36 million);

(iii) other exogenous factors[6], such as the negative impact of exchange rate variation on COGS (US$ 8 million) and higher oil costs (US$ 61 million).

Further details regarding cost performance are provided in the "Performance of the Business Segments" section.

COGS by business segment

US$ million	1Q18	%	4Q17	%	1Q17	%
Ferrous Minerals	3,445	65.9	3,664	63.3	2,826	59.7
Base Metals	1,303	24.9	1,558	26.9	1,455	30.7
Coal	400	7.7	490	8.5	351	7.4
Other products	76	1.5	79	1.4	102	2.2
Total COGS	**5,224**	**100.0**	**5,791**	**100.0**	**4,734**	**100.0**
Depreciation	828	-	918	-	846	-
COGS, ex-depreciation	**4,396**	-	**4,873**	-	**3,888**	-

[5] COGS currency exposure in 1Q18 was as follows: 52% BRL, 34% USD, 12% CAD and 2% EUR.

[6] Higher bunker oil prices were offset by lower spot freight rates in 1Q18.

11

EXPENSES

Total expenses, excluding depreciation, amounted to US$ 351 million in 1Q18, US$ 70 million lower than in 4Q17. The main reasons for this decrease were: (i) lower pre-operating and stoppage expenses (US$ 36 million), mainly due to lower pre-operating expenses with S11D and lower stoppage expenses at the Stobie and Birchtree mines in Canada; (ii) lower R&D expenses (US$ 35 million) and (iii) lower SG&A expenses (US$ 20 million).

SG&A, excluding depreciation, totaled US$ 105 million in 1Q18, US$ 20 million lower than in 4Q17, mainly due to lower services expenses (US$ 10 million) and lower selling expenses (US$ 7 million), while personnel expenses remained in line with the previous quarter.

R&D expenses totaled US$ 69 million in 1Q18, US$ 35 million, or 33.7%, lower than in 4Q17, following the usual seasonality of higher disbursements in the last quarter of the year.

Pre-operating and stoppage expenses, excluding depreciation, totaled US$ 52 million in 1Q18, US$ 36 million lower than in 4Q17, mainly due to lower S11D pre-operating expenses, as the operation reached about 50% of its nominal capacity (US$ 24 million), and lower stoppage expenses with the Stobie and Birchtree mines (US$ 7 million), which were placed in care and maintenance in 4Q17.

Other operating expenses were US$ 125 million in 1Q18, US$ 21 million higher than in 4Q17, mainly as a result of non-recurring expenses in 1Q18.

Expenses

US$ million	1Q18	4Q17	1Q17
SG&A ex-depreciation	**105**	**125**	**95**
SG&A	**124**	**146**	**124**
Administrative	**112**	**127**	**111**
Personnel	62	62	54
Services	19	29	14
Depreciation	19	21	29
Others	12	15	14
Selling	**12**	**19**	**13**
R&D	**69**	**104**	**65**
Pre-operating and stoppage expenses	**78**	**125**	**115**
Long Harbour	-	-	37
S11D	24	43	34
Others	28	45	13
Depreciation	26	37	31
Other operating expenses	**125**	**104**	**77**
Total expenses	**396**	**479**	**381**
Depreciation	45	58	62
Expenses ex-depreciation	**351**	**421**	**319**

12

Costs and expenses 5,224 Costs 5,791 4,734 873 Depreciation 976 908 13 Costs and expenses ex-depreciation4,7475,2944,207 Expenses396479381 Total costs and expenses5,6206,2705,115 US$ million1Q184Q171Q17

Adjusted earnings before interest, taxes, depreciation and amortization Adjusted EBITDA was US$ 3.971 billion in 1Q18, remaining practically in line with 4Q17 despite seasonally lower volumes, as a result of higher realized prices across the businesses. Quarterly adjusted EBITDA for Ferrous Minerals was US$ 3.408 billion in 1Q18, benefiting from contributions of higher quality and average premium, which boosted Vale’s realized CFR/FOB wmt price, reflecting: (i) the flexibility of the operations; (ii) the active supply chain management; and (iii) the increase of premium products share in total sales. Adjusted EBITDA of the Base Metals business segment was US$ 644 million in 1Q18, mainly as a result of higher nickel realized prices. Realized prices reflected Vale’s positioning on nickel products with higher margins and the optimization of the production lines, leading to higher premiums. That, along with the overall increase of the LME nickel benchmark price, resulted in an increase in price realization compared to 4Q17. Adjusted EBITDA of the Coal business segment was US$ 104 million in 1Q18, US$ 30 million higher than in 4Q17, mainly due to the higher average realized price. Other business segments Adjusted EBITDA was negative US$ 185 million, improving US$ 22 million vs. 4Q17, mainly due to lower services and R&D expenses in 1Q18. 14

Adjusted EBITDA

US$ million	1Q18	4Q17	1Q17
Net operating revenues	8,603	9,167	8,515
COGS	(5,224)	(5,791)	(4,734)
SG&A	(124)	(146)	(124)
Research and development	(69)	(104)	(65)
Pre-operating and stoppage expenses	(78)	(125)	(115)
Other operational expenses	(80)	(104)	(77)
Dividends and interests on associates and JVs	70	236	-
Adjusted EBIT	**3,098**	**3,133**	**3,400**
Depreciation, amortization & depletion	873	976	908
Adjusted EBITDA	**3,971**	**4,109**	**4,308**
Iron ore - Platts' 62% IODEX	74.3	65.6	85.6

Adjusted EBITDA by business area

US$ million	1Q18	4Q17	1Q17
Ferrous Minerals	3,408	3,427	4,048
Coal	104	74	69
Base Metals	644	815	442
Others	(185)	(207)	(251)
Total	**3,971**	**4,109**	**4,308**
Iron ore - Platts' 62% IODEX	74.3	65.6	85.6

15

Net income

Net income was US$ 1.590 billion in 1Q18 vs. US$ 771 million in 4Q17, increasing by US$ 819 million, mainly as a result of the following impacts: (i) lower non-cash losses on monetary and exchange rate variation (US$ 660 million) and (ii) lower impairments and other results on non-current assets (US$ 399 million), which improved to negative US$ 18 million in 1Q18 from negative US$ 417 million in 4Q17.

Underlying earnings were US$ 1.787 billion in 1Q18, in line with 4Q17.

Underlying earnings

US$ million	1Q18	4Q17	1Q17
Underlying earnings	**1,787**	**2,051**	**2,230**
Items excluded from basic earnings			
Impairment and other results on non-current assets	(18)	(417)	512
Unrealized financial results[1]	(142)	(726)	69
Other financial results	(14)	(59)	(61)
Results from discontinued operations	(82)	(487)	(83)
Income tax over excluded items	59	409	(177)
Net Income (loss)	**1,590**	**771**	**2,490**

[1] Includes foreign exchange variation, shareholders debentures and currency and interest rate swaps.

Net financial results showed a loss of US$ 624 million in 1Q18 vs. a loss of US$ 1.287 billion in 4Q17. The improvement of US$ 663 million was mainly a result of lower non-cash losses on exchange rate and monetary variations of US$ 185 million in 1Q18 vs. US$ 845 million in 4Q17, and gains on currency derivatives and interest rate swaps of US$ 105 million in 1Q18 vs. losses of US$ 133 million in 4Q17, which were partly offset by the higher negative impact of the mark-to-market of shareholders debentures (US$ 129 million). The BRL depreciated 0.4% against the USD from BRL 3.31/ USD as of December 31st, 2017 to BRL 3.32/ USD as of March 31st, 2017.

Gross interest has steadily decreased as a result of the gross debt reduction, amounting to US$ 336 million in 1Q18 vs. US$ 452 million in 1Q17 and US$ 378 million in 4Q17.

16

Financial results

US$ million	1Q18	4Q17	1Q17
Financial expenses	**(647)**	**(562)**	**(1,115)**
Gross interest	(336)	(378)	(452)
Capitalization of interest	60	73	103
Tax and labor contingencies	9	(10)	(18)
Shareholder debentures	(183)	(54)	(412)
Others	(139)	(124)	(210)
Financial expenses (REFIS)	(58)	(69)	(126)
Financial income	**118**	**149**	**64**
Derivatives[1]	**90**	**(29)**	**209**
Currency and interest rate swaps	105	(133)	247
Others[2] (bunker oil, commodities, etc)	(15)	104	(38)
Foreign Exchange	**(64)**	**(540)**	**236**
Monetary variation	**(121)**	**(305)**	**(7)**
Financial result, net	**(624)**	**(1,287)**	**(613)**

[1] The net derivatives gain of US$ 90 million in 1Q18 is comprised of settlement losses of US$ 25 million and mark-to-market gain of US$ 115 million.

[2] Other derivatives include bunker oil derivatives which, for 1Q18 were 0 (zero).

Equity income from affiliated companies

Equity income from affiliated companies showed a gain of US$ 85 million in 1Q18 vs. a loss of US$ 66 million in 4Q17. The main contributors to equity income were the leased pelletizing companies in Tubarão (US$ 77 million), CSI (US$ 21 million), Aliança Geração de Energia (US$ 19 million), MRS (US$ 12 million), and Aliança Norte Energia (US$ 7 million), which were partly offset by losses from CSP (US$ 42 million), partly due to the non-cash impact of the BRL depreciation on its USD denominated debt, and VLI (US$ 13 million), due to seasonally lower volumes.

17

Shareholders’ remuneration Vale paid in March 2018 R$ 4.7 billion (US$ 1.4 billion) of shareholder remuneration in the form of interest on capital. Vale’s Board of Directors approved the distribution of R$ 2.2 billion in December 2017 and R$ 2.5 billion in February 2018, which is equivalent to the minimum established by Brazilian corporate law. The decision to pay the minimum requirement is consistent with Vale’s primary focus to reduce its net debt to US$ 10 billion7 Following Vale’s deleveraging path, on March 29th, 2018 Vale announced a new shareholder remuneration policy that was designed to be both aggressive and sustainable over a long period of time, to be applied in any price scenario, allowing further predictability regarding the payment dates and the amount to be distributed. The new policy will be effective as of the results of the first half 2018. Therefore, according to the new policy, the 1Q18 result translate into a minimum shareholder remuneration of US$ 1.033 billion, which will be further increased by applying the threshold of 30% over adjusted payment in September 2018. EBITDA less sustaining investments to 2Q18 results, for 7 Net of dividend payment. 18

Investments[8]

Capital expenditures have reached the lowest level for a first quarter since 2005, totaling US$ 890 million in 1Q18 with US$ 361 million in project execution and US$ 529 million in sustaining capital.

Capital expenditures decreased US$ 87 million when compared to the US$ 977 million spent in 4Q17, mainly due to a lower sustaining capex following the usual seasonality of disbursements.

The guidance for investments remains as announced at the last Vale Day at US$ 3.8 billion for 2018, with CLN S11D as the main capital project being developed.

Project Execution and Sustaining by business area

US$ million	1Q18	4Q17	1Q17
Ferrous Minerals	655	680	830
Coal	33	33	56
Base Metals	197	259	208
Power generation	4	6	14
Others	1	-	5
Total	890	977	1,113

Project execution

Investment in project execution totaled US$ 361 million in 1Q18, in line with 4Q17.

Ferrous Minerals accounted for about 92% of the total investment in project execution in 1Q18. About 98% of the US$ 333 million invested in Ferrous Minerals in 1Q18 relates to the S11D project and the expansion of its associated infrastructure (US$ 325 million).

Project execution by business area

US$ million	1Q18	4Q17	1Q17
Ferrous Minerals	333	315	528
Coal	9	5	32
Base Metals	15	23	10
Power generation	4	5	13
Others	1	0	5
Total	361	347	587

S11D (including mine, plant and associated logistics – CLN S11D) achieved combined physical progress of 95% in 1Q18 with the mine site concluded and 91% progress at the logistic infrastructure sites.

[8] Does not include investments in Fertilizers

19

The duplication of the railway reached 85% physical progress with 542 Km duplicated and together with the successful S11D mine and plant ramp-up enabled 1Q18 production volume to reach more than half of the total 2017 production.

S11D Logistics – Duplication of the railway



Progress indicator[9]

Project	Capacity (Mtpy)	Estimated start-up	Executed capex (US$ million)		Estimated capex (US$ million)		Physical progress
			2018	Total	2018	Total	
Ferrous Minerals projects							
CLN S11D	230 (80)[a]	1H14 to 2H19	277	6,852	647	7,850[b]	91%

[a] Net additional capacity.

[b] Original capex budget of US$ 11.582 billion.

Sustaining capex

Sustaining capital expenditure totaled US$ 529 million in 1Q18, decreasing 16.2% when compared to 4Q17, mainly due to the usual seasonality in 4Q17. The Ferrous Minerals and Base Metals business segments accounted for 61% and 34%, respectively, of total sustaining capex in 1Q18.

[9] Pre-operating expenses were not included in the estimated capex for the year, although included in the total estimated capex column, in line with Vale's Board of Directors approvals. Estimated capex for the year is only reviewed once a year.

20

Vale’s strategy to adopt a rigorous capital allocation process based on returns was translated into: (i) lower nickel sustaining investments, as non-performing assets in nickel were placed in care and maintenance, and (ii) higher investment in Ferrous Minerals due to the restart of the pelletizing plants, leveraging on the higher pellet sustaining investments by business. premium, as shown in the evolution of Evolution of sustaining capital by business Sustaining capex in the Base Metals business segment was mainly for: (i) operational improvements (US$ 107 million); (ii) enhancement in the current standards of health and safety and environmental protection (US$ 60 million); and (iii) maintenance improvements and expansion of tailings dams (US$ 9 million). Sustaining capital for the Ferrous Minerals business segment included, among others: (i) enhancements and replacements in operations (US$ 226 million); (ii) improvement in the current standards of health and safety, social and environmental protection (US$ 43 million); and (iii) maintenance, improvement and expansion of tailings dams (US$ 38 million). Maintenance of railways and ports in Brazil and Malaysia accounted for US$ 77 million. In 1Q18, Vale’s Executive Board approved a multi-year program on digital transformation and automation of its iron ore and logistics operations. In 2018, the first phase of the program will focus on: (i) asset performance, with autonomous trucks; (ii) maintenance, with predictive analysis as well as automation in inspection and maintenance; (iii) workforce effectiveness, with planning and process optimizations; and (iv) supply chain, with real-time performance monitoring and optimization. These investments will be charged to sustaining capex and will be disbursed from 2018 until 2023, totaling US$ 250 million. The objective of the program is circa US$ 0,50/t cost reductions. 21

The projects for restarting pellet plants are on schedule, with the start-ups of the Tubarão I and São Luis pellet plants envisioned for 2Q18 and 3Q18, respectively. The Tubarão II pellet started up in January 2018 ahead of time and on budget. The three projects total US$ 150 million, and involve mainly revitalization work at the pellet plants and will be charged to sustaining investments.

Sustaining capex by type - 1Q18

US$ million	Ferrous Minerals	Coal	Base Metals	TOTAL
Operations	226	18	107	351
Waste dumps and tailing dams	38	-	9	47
Health and Safety	37	1	11	49
Social investments and environmental protection	6	4	49	59
Administrative & Others	16	1	5	22
Total	323	24	181	529

Sustaining capex by business area

US$ million	1Q18	4Q17	1Q17
Ferrous Minerals	322	365	302
Coal	24	28	25
Base Metals	181	236	198
Power generation	0	1	1
Others	0	0	-
Total	529	631	526

Corporate social responsibility

Investments in corporate social responsibility totaled US$ 114 million in 1Q18, of which US$ 79 million dedicated to environmental protection and conservation and US$ 35 million to social projects.

Portfolio Management

Vale concluded and received the proceeds for the Project Finance for the Nacala Logistics Corridor (NLC) in March. The amount totaled US$ 2.6 billion as a takeout of part of the shareholder loans conceded for the construction of NLC, net of certain related premiums and fees paid or to be paid by NLC.

Vale concluded the sale of its Fertilizer business, excluding the assets in Cubatão, to The Mosaic Company in January 2018.

The sale of Vale Cubatão to Yara, for a total consideration of US$ 255 million, is still subject to approval by Brazilian antitrust authorities.

22

Free cash flow Free cash flow was US$ 5.015 billion in 1Q18. Cash generated from operations was US$ 2.943 billion in 1Q18, US$ 1.028 billion lower than the adjusted EBITDA, mainly due to disbursements in 1Q18 related to profit sharing and suppliers, already provisioned during 2017, thus not affecting EBITDA in 1Q18. Free Cash Flow 1Q18 US$ million 23

Debt indicators Vale delivered a substantial reduction in net debt down to US$ 14.901 billion as of March 31st, 2018, equivalent to a net debt to LTM adjusted EBITDA ratio of 1.0x. The debt decrease was supported by strong cash generation and cash inflows of US$ 3.7 billion from the conclusion of the Fertilizers deal with Mosaic and from the Project Finance at Nacala Corridor in 1Q18, reinforcing Vale’s goal to reach the US$ 10 billion net debt mark in the short term. The significant debt reduction was achieved despite payment of shareholders’ remuneration of US$ 1.4 billion on March 15th, 2018. Gross debt amounted to US$ 20.276 billion as of March 31st, 2018, decreasing by US$ 2.213 billion from December 31st, 2017 and by US$ 9.294 billion from March 31st, 2017. The decrease in gross debt against the end of last quarter was mainly due to net debt repayments10 of US$ 2.546 billion in 1Q18. In March, 2018, Vale Overseas Limited (Vale Overseas) exercised the right to redeem all the outstanding 4.625% guaranteed notes due 2020 and commenced an offer to purchase its 5.875% guaranteed notes due 2021 and its outstanding 4.375% guaranteed notes due 2022. The offers to purchase the 2021 and 2022 notes, totaling a principal amount of US$ 1.750 billion, were concluded in 1Q18 and the redemption of the 2020 notes, with a principal amount of US$ 499 million, was concluded on April 17th, 2018. Considering the redemption of the 2020 notes, Vale’s gross debt is equivalent to a pro forma value of US$ 19.8 billion. 10 Debt repayments less debt additions. Include interest payments. 24

Debt position Gross debt after currency and interest rate swaps was 91% denominated in USD, with 28% based on floating and 72% based on fixed interest rates as of March 31st, 2018. Average debt maturity increased to 9.3 years on March 31st, 2018, against 8.9 years on December 31st, 2017 and 7.9 years on March 31st, 2017. Average cost of debt, after the abovementioned currency and interest rate swaps, decreased to 4.97% per annum on March 31st, 2018, against 5.06% per annum on December 31st, 2017. As the company prepaid debt with shorter maturities, the average maturity increased, and in theory the average cost should 25 have increased. However, the average cost was actually reduced due to refinancing of bank loans at lower interest rates. Interest coverage, measured by the ratio of LTM11 adjusted EBITDA to LTM gross interest, was 9.5x in 1Q18, higher than the 9.0x in 4Q17 and 7.9x in 1Q17. Leverage, measured by gross debt to LTM adjusted EBITDA, decreased to 1.4x as of March 31st, 2018 from 1.5x as of December 31st, 2017 and from 2.1x as of March 31st, 2017. Measuring by net debt to LTM adjusted EBITDA, leverage decreased to 1.0x as of March 31st, 2018 from 1.2x as of December 31st, 2017 and from 1.6x as of March 31st, 2017. Debt indicators Total debt 20,276 22,489 29,570 Total debt / adjusted LTM EBITDA (x) 1.4 1.5 2.1 Adjusted LTM EBITDA / LTM gross interest (x) 9.5 9.0 7.9 11 Last twelve months 26 Net debt / adjusted LTM EBITDA (x)1.01.21.6 Net debt14,90118,14322,777 US$ million1Q184Q171Q17

27 Changes in managerial allocation Vale conducted a benchmark study with its peers to determine the practices for allocating corporate expenses and classifying special events. As a result, Vale decided to promote changes in its reporting so investors would be able to better compare Vale’s adjusted EBITDA to its peers. According to market practices, general & administrative (G&A) expenses are not attributable to any operational segment and do not impact performance of the business areas. Special events are usually non-recurring and non-operational events and should not impact the adjusted EBITDA. Vale’s changes are supported by market practices and are also intended to exclude the volatility of non-recurring events on its results, in order to reflect the proper operational result of each business. Details on the proposed changes are as follows: (i) G&A expenses From 1Q18 onwards, Vale allocates general and administrative expenses in "Others", because these expenses are not directly related to the performance of each business segment. The new allocation criterion is in line with the one adopted by other companies in the industry, allowing a better comparison of Vale’s business segments performance with its peers. The prior periods were restated to reflect this allocation change and the tables considering the former and new allocation criteria are presented in Annex 4 of this performance report. (ii) Special events From 1Q18 onwards, Vale classifies non-recurring and non-operational effects on the performance of the company as special events, not impacting its adjusted EBITDA. In 1Q18, Vale identified as a special event the provision for litigation of US$ 45 million, as Vale’s assessment of the likelihood of loss for various litigations have been updated. In the opposite direction, in 1Q17, Vale concluded the equity transaction with Mitsui to sell 15% of its stake in Vale Mozambique and 50% of its stake in the Nacala Logistics Corridor and recognized a gain in the income statement of US$ 515 million. This transaction was non-recurring and, therefore, classified as a special event, not affecting Vale’s adjusted EBITDA. Additionally, there were slight adjustments in the calculation of the iron ore fines and pellets EBITDA break-even. Starting in 1Q18, sustaining investments for pellets are added to the iron ore fines sustaining investments component, instead in the pellet adjustment component. As a result, the iron ore fines and pellets EBITDA break-even changed but the iron ore fines and pellets cash break-even landed in China, including the sustaining investments, remained the same. The prior periods were restated to reflect this allocation change.

Performance of the business segments

Segment information — 1Q18, as per footnote of financial statements

US$ million	Net Revenues	Cost[1]	Expenses: SG&A and others[1,2]	Expenses: R&D[1]	Expenses: Pre operating & stoppage[1]	Dividends and interests on associates and JVs	Adjusted EBITDA
Ferrous Minerals	6,527	(3,038)	(18)	(25)	(38)	-	3,408
Iron ore fines	4,703	(2,078)	(13)	(20)	(35)	-	2,557
ROM	9	-	-	-	-	-	9
Pellets	1,585	(813)	(1)	(5)	(3)	-	763
Others ferrous	106	(73)	(3)	-	-	-	30
Mn & Alloys	124	(74)	(1)	-	-	-	49
Coal	380	(335)	2	(3)	-	60	104
Base Metals	1,634	(953)	(16)	(13)	(8)	-	644
Nickel[3]	1,132	(705)	(15)	(9)	(8)	-	395
Copper[4]	502	(248)	(1)	(4)	-	-	249
Others	62	(70)	(153)	(28)	(6)	10	(185)
Total	8,603	(4,396)	(185)	(69)	(52)	70	3,971

[1] Excluding depreciation and amortization
[2] General and administrative expenses are allocated in "Others"
[3] Including copper and by-products from Vale's nickel operations
[4] Including by-products from our copper operations

28

Ferrous Minerals Adjusted EBITDA of the Ferrous Minerals business segment was US$ 3.408 billion in 1Q18, due to contributions of higher quality and better average premium, which boosted Vale’s realized CFR/FOB wmt price, reflecting: (i) the flexibility of the operations; (ii) the active supply chain management; and (iii) the increase of premium products share in total sales. Additionally, Vale’s realized CFR/FOB wmt price was also supported by strong market premiums. Adjusted EBITDA remained practically in line with 4Q17, despite the impact of seasonally lower sales volumes (US$ 341 million), mainly as a result of higher premiums (US$ 85 million of iron ore fines and US$ 138 million of pellets) and of the net effect of the 13% increase of the Platts IODEX in revenues and the related pro-cyclical effect in costs (US$ 152 million). Some of Vale’s costs vary with iron ore prices and increased by US$ 86 million in line with a stronger price environment, such as: (i) pelletizing plant leasing costs, which are adjusted based on pellet premiums; (ii) iron ore royalties; and (iii) third party purchased products. However, Vale was able to capture the benefits of the higher iron ore prices, with a much greater impact on revenues, which increased by US$ 238 million, resulting in the abovementioned net effect of US$ 152 million. EBITDA variation 4Q17 vs. 1Q18 – Ferrous Minerals business segment 29

Ferrous Minerals EBITDA margin12 Adjusted EBITDA per ton for Ferrous Minerals, excluding Manganese and Ferroalloys, was US$ 39.8/t in 1Q18, 10.3% higher than the US$ 36.1/t recorded in 4Q17, mainly as a result of Vale’s sales mix improvement and higher pellet premiums. Iron ore fines (excluding Pellets and ROM) EBITDA13 Adjusted EBITDA of iron ore fines was US$ 2.557 billion in 1Q18, remaining practically in line with 4Q17, despite seasonally lower sales volumes (US$ 302 million), which were partially offset by higher IODEX (US$ 143 million) and higher quality and premiums (US$ 85 million). SALES REVENUES AND VOLUME Net sales revenues of iron ore fines, excluding pellets and Run of Mine (ROM), decreased to US$ 4.703 billion in 1Q18 vs. US$ 5.023 billion in 4Q17, as a result of the seasonally lower sales volumes (US$ 548 million) which were partially offset by higher sales prices (US$ 228 million). Sales volumes of iron ore fines totaled 70.8 Mt in 1Q18, achieving the best first quarter ever, as a result of the flexibility and active supply chain management. Sales were 11.0% lower than in 4Q17, but nonetheless offset the usual seasonality in production volumes, which decreased 12.2%. CFR sales of iron ore fines totaled 50.0 Mt in 1Q18, representing 71% of all iron ore fines sales volumes in 1Q18, remaining in line with the share of CFR sales in 4Q17. Vale’s sales mix improved substantially year-on-year, as a result of S11D’s ramp-up and the decision to progressively reduce low grade ore production. The share of pellets, Carajás and blended ores increased to 76% in 1Q18 from 67% of total sales in 1Q17 and 70% in 4Q17. Consequently, Vale’s product sales mix leveraged the impact of rising market premiums, driving the increase in the contributions of quality and average premium to Vale’s realized CFR/FOB wmt price that amounted to US$ 5.2/t in 1Q18 vs. US$ 2.3/t in 1Q17 and US$ 3.9/t in 4Q17. 12 Excluding Manganese and Ferroalloys. 13 Considers the new allocation criteria for general and administrative expenses as described in the box “Managerial Allocation Changes” of this Earnings Release. 30

Sales composition Net operating revenue by product Iron ore fines 4,703 5,023 4,826 Pellets 1,585 1,422 1,459 Others 106 110 111 Total 6,527 6,698 6,497 Volume sold Iron ore fines 70,811 79,603 63,682 ROM 410 355 1,636 Pellets 13,125 13,579 12,582 Ferroalloys 34 34 30 REALIZED PRICES Pricing system breakdown 31 Manganese ore338740196 ‘000 metric tons1Q184Q171Q17 Manganese & Ferroalloys12413586 ROM9815 US$ million1Q184Q171Q17

Price realization – iron ore fines Vale’s CFR dmt reference price for iron ore fines (ex-ROM) was US$ 76.3/t, US$ 2.0/t higher than the IODEX, as a result of higher quality and premiums (US$ 5.2/t), despite the negative effect of the pricing system adjustments (US$ 3.1/t). Vale’s CFR/FOB wmt price for iron ore fines (ex-ROM) increased 5.2% (US$ 3.3/t), after adjusting for moisture and the effect of FOB sales, which accounted for 29% of total sales volumes in 1Q18. CFR/FOB wmt price increase in 1Q18 vs. 4Q17 was lower than the IODEX variation during the same period due to the negative net impact of the pricing system adjustments of US$ 6.3/t (adjustments were a positive of US$ 3.1/t in 4Q17 vs. a negative of US$ 3.2/t in 1Q18). The ‘Premiums/Discounts and commercial conditions’ increased by US$ 1.2/t, from US$ 1.9/t in 4Q17 to US$ 3.1/t in 1Q18, mainly as a result of the abovementioned improvement in the sales mix. Price realization in 1Q18 was impacted by:  Provisional prices set at the end of 4Q17 at US$ 72.8/t, which were later adjusted based on the price of delivery in 1Q18, and positively impacted prices in 1Q18 by US$ 1.2/t compared to a negative impact of US$ 0.5/t in 4Q17 as a result of higher realized prices of the indexes in 1Q18 compared to the indexes anticipated in the forward curve and provisioned in 4Q17. 32

- Provisional prices set at the end of 1Q18 at US$ 64.8/t vs. the IODEX average of US$ 74.3/t in 1Q18, which negatively impacted prices in 1Q18 by US$ 3.3/t compared to a positive impact of US$ 2.4/t in 4Q17.

- Quarter-lagged contracts, priced at US$ 65.3/t based on the average prices for Sep-Oct-Nov, which negatively impacted prices in 1Q18 by US$ 0.8/t compared to a positive impact of US$ 0.2/t in 4Q17.

Iron ore sales of 24.8 Mt, or 35% of Vale's sales mix, were recorded under the provisional pricing system, which was set at the end of 1Q18 at US$ 64.8/t. The final prices of these sales and the required adjustment to sales revenues will be determined and recorded in 2Q18.

Average prices

US$/ metric ton	1Q18	4Q17	1Q17
Iron ore - Metal Bulletin 65% index	90.30	84.70	99.11
Iron ore - Platts' 62% IODEX	74.26	65.57	85.64
Provisional price at the end of the quarter	64.84	72.80	77.90
Iron ore fines CFR reference price (dmt)	76.30	72.60	86.70
Iron ore fines CFR/FOB realized price	66.41	63.10	75.78
ROM	21.95	22.55	9.17
Pellets CFR/FOB (wmt)	120.78	104.71	115.96
Manganese ore	246.93	119.34	219.39
Ferroalloys	1,212.78	1,361.31	1,433.33

COSTS

Costs for iron ore fines amounted to US$ 2.078 billion (or US$ 2.353 billion with depreciation charges) in 1Q18. Costs remained practically in line with 4Q17[14], despite the negative impact of the lower dilution of fixed costs at lower volumes and the pro-cyclical iron ore price-linked cost factors in royalties.

IRON ORE COGS - 4Q17 x 1Q18

US$ million	4Q17	Variance drivers				1Q18
		Volume	Exchange Rate	Others	Total Variation 4Q17 x 1Q18	
C1 cash costs	1,166	(129)	1	13	(115)	1,051
Freight	947	(96)	-	(33)	(129)	818
Others	189	(21)	-	41	20	209
Total costs before depreciation and amortization	**2,302**	**(246)**	**1**	**21**	**(224)**	**2,078**
Depreciation	293	(32)	-	14	(18)	275
Total	2,595	(278)	1	35	(242)	2,353

Unit maritime freight cost per iron ore metric ton was US$ 16.4/t in 1Q18, US$ 0.6/t lower than in 4Q17, mainly due to the impact of lower freight spot prices (US$ 0.5/t) and the active

[14] After adjusting for the effects of lower sales volumes (US$ 246 million) and the negative impact of exchange rate variations (US$ 1 million).

33

management of the supply chain (US$ 0.4/t), which were partially offset by higher bunker oil prices (US$ 0.5/t)[15]. Supply chain management has consistently improved, resulting in smoother process interfaces and better allocation of the fleet at Vale's disposal, thus reducing freight costs.

C1 CASH COST

C1 cash cost FOB port per metric ton for iron ore fines ex-royalties remained practically in line with 4Q17 at US$ 14.8/t in 1Q18, despite the negative impacts of fixed cost dilution at lower volumes, which were practically offset by the successful ramp-up of S11D.

C1 cash cost FOB port per metric ton of iron ore fines ex-royalties in BRL remained practically in line at R$ 48.3/t in 1Q18, as the exchange rate remained stable vs. 4Q17 and also due to the abovementioned effects.

Expenses per ton in BRL increased to R$ 3.1/t in 1Q18 from the R$ 2.7/t recorded in 4Q17 due to the effect of dilution on seasonally lower sales volumes.

Iron Ore Fines Costs and Expenses in BRL

R$/t	1Q18	4Q17	1Q17
C1 Cash Costs[1]	48.3	47.7	46.1
Expenses[1,2]	3.1	2.7	(0.5)[3]
Total	**51.4**	**50.4**	**45.6**

[1] Net of depreciation.
[2] Considers the new allocation criteria for general and administrative expenses as described in the box "Managerial Allocation Changes" of this Earnings Release.
[3] Expenses per ton totaled a positive amount in 1Q17, mainly due to the recovery of the insurance associated with the disassembly of the "Fábrica Nova – Timbopeba" long distance belt conveyor.

Iron ore fines cash cost and freight

	1Q18	4Q17	1Q17
Costs (US$ million)			
COGS, less depreciation and amortization	2,078	2,301	1,677
Distribution costs	53	54	25
Maritime freight costs	818	947	608
FOB at port costs (ex-ROM)	**1,207**	**1,300**	**1,044**
FOB at port costs (ex-ROM and ex-royalties)	**1,051**	**1,166**	**937**
Sales volumes (Mt)			
Total iron ore volume sold	71.2	80.0	65.3
Total ROM volume sold	0.4	0.4	1.6
Volume sold (ex-ROM)	70.8	79.6	63.7
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t)	**14.8**	**14.6**	**14.7**
Freight			
Maritime freight costs	818	947	608
% of CFR sales	71%	70%	67%
Volume CFR (Mt)	50.0	55.6	42.8
Vale's iron ore unit freight cost (US$/t)	16.4	17.0	14.2

[15] The average bunker oil price in Vale's freight portfolio increased from US$ 342/t in 4Q17 to US$ 364/t in 1Q18.

34

EXPENSES16 Iron ore expenses, net of depreciation, amounted to US$ 68 million in 1Q18, 29.2% lower than in 4Q17. Sales and other expenses totaled US$ 13 million in 1Q18, decreasing US$ 3 million vs. 4Q17, mainly due to lower expenses with Vale’s commercial offices abroad. R&D amounted to US$ 20 million, 25.9% lower than in 4Q17, following the usual seasonality of disbursements. Pre-operating and stoppage expenses, net of depreciation, amounted to US$ 35 million, decreasing US$ 18 million vs. 4Q17, mainly as a result of lower S11D pre-operating expenses. Evolution of iron ore fines cash cost, freight and expenses Expenses and royalties per ton increased to US$ 3.2/t in 1Q18 from US$ 2.5/t in 4Q17, mainly as a result of higher royalties and the effect of seasonally lower sales volumes on the expenses dilution. Royalties increased as a result of the pro-cyclical effect of higher iron ore prices and higher royalty rates, effective as of November 17th, 2017, as established in the new Brazilian mining code. Iron ore pellets Adjusted EBITDA for pellets in 1Q18 was US$ 763 million, 13.0% higher than the US$ 675 million recorded in 4Q17. The increase of US$ 88 million was mainly a result of higher prices 16 Considers the new allocation criteria for general and administrative expenses as described in the box “Managerial Allocation Changes” of this Earnings Release. 35 and premiums (US$ 206 million), which were partially offset by lower dividends received[17] in 1Q18 (US$ 44 million) and higher costs[18] (US$ 57 million).

Net sales revenues for pellets amounted to US$ 1.585 billion in 1Q18, increasing US$ 163 million from the US$ 1.422 billion recorded in 4Q17 as a result of higher premiums (US$ 138 million) and IODEX (US$ 68 million). Realized prices increased from an average CFR/FOB of US$ 104.7/t in 4Q17 to US$ 120.8/t in 1Q18 mainly due to the increase of US$ 10.6/dmt in pellet premiums. The effect of higher prices was partially offset by slightly lower sales volumes (US$ 42 million), which marginally decreased from 13.6 Mt in 4Q17 to 13.1 Mt in 1Q18.

CFR pellet sales of 3.3 Mt in 1Q18 represented 25% of total pellet sales, in line with 4Q17. FOB pellet sales amounted to 9.8 Mt in 1Q18, slightly lower than the 10.3 Mt recorded in 4Q17.

Pellet costs totaled US$ 813 million (or US$ 917 million with depreciation charges) in 1Q18. After adjusting for the effects of lower volumes (US$ 22 million), costs increased by US$ 57 million vs. 4Q17, mainly due to higher leasing costs (US$ 36 million) and fuel costs (US$ 19 million). The reason for increased leasing costs was higher premiums impacting the pre-determined formula of the leasing contracts.

EBITDA unit margin for pellets was US$ 58.1/t in 1Q18, 16.9% higher than in 4Q17.

Pellets - EBITDA

	1Q18		4Q17	
	US$ million	US$/wmt	US$ million	US$/wmt
Net Revenues / Realized Price	1,585	120.8	1,422	104.7
Dividends Received (Leased pelletizing plants)	-	-	44	3.2
Cash Costs (Iron ore, leasing, freight, overhead, energy and other)	(813)	(61.9)	(779)	(57.4)
Expenses (SG&A, R&D and other)	(9)	(0.7)	(12)	(0.9)
EBITDA	763	58.1	675	49.7

Iron ore fines and pellets cash break-even[19]

Vale's premium and flexible portfolio of products is best positioned to lead and profit from the structural "flight to quality" trend. In 1Q18, Vale reached another milestone towards improving Fe content and price realization by decreasing its iron ore fines and pellets EBITDA breakeven[20] to US$ 30.5/dmt in 1Q18. The reduction of US$ 1.7/t, when compared to 4Q17, was mainly a result of the abovementioned higher quality and premiums for iron ore fines (US$ 1.3/t) and a better pellets performance (US$ 0.6/t).

[17] Dividends from leased pelletizing plants, which are usually paid every 6 months (in 2Q and 4Q).

[18] After adjusting for the effects of lower volumes (US$ 20 million) and exchange rate variations (US$ 0.5 million).

[19] Please see the new allocation criteria for general and administrative expenses as described in the box "Managerial Allocation Changes" of this Earnings Release.

[20] Measured by unit cash costs and expenses on a landed-in-China basis (and adjusted for quality, pellets margin differential and moisture, excluding ROM).

36

Quarterly iron ore and pellets cash break-even on a landed-in-China basis, including sustaining capex per ton of US$ 3.9/dmt, decreased from US$ 36.1/dmt in 4Q17 to US$ 34.5/dmt in 1Q18.

Iron ore and pellets cash break-even landed in China[1]

US$/t	1Q18	4Q17	1Q17	2017
Vale's iron ore cash cost (ex-ROM, ex-royalties), FOB (US$ /t)	14.8	14.6	14.7	14.8
Iron ore fines freight cost (ex-bunker oil hedge)	16.4	17.0	14.2	15.4
Iron ore fines distribution cost[2]	0.7	0.7	0.4	0.6
Iron ore fines expenses[3] & royalties	3.2	2.5	1.5	2.4
Iron ore fines moisture adjustment	3.1	3.0	2.8	2.9
Iron ore fines quality adjustment	(5.2)	(3.9)	(2.4)	(3.4)
Iron ore fines EBITDA break-even (US$/dmt)	**33.0**	**34.0**	**31.3**	**32.6**
Iron ore fines pellet adjustment	(2.4)	(1.8)	(2.3)	(1.9)
Iron ore fines and pellets EBITDA break-even (US$/dmt)	**30.5**	**32.2**	**29.1**	**30.8**
Iron ore fines sustaining investments	3.9	4.0	4.0	3.6
Iron ore fines and pellets cash break-even landed in China (US$/dmt)	**34.5**	**36.1**	**33.1**	**34.3**

[1] Measured by unit cost + expenses + sustaining investment adjusted for quality

[2] Distribution cost per ton calculation method has been revised and adjusted retroactively, now dividing by total sales volume instead of CFR sales volume

[3] Net of depreciation and includes dividends received

Manganese and ferroalloys

Adjusted EBITDA of manganese ore and ferroalloys was US$ 49 million in 1Q18, remaining in line with 4Q17, as higher realized prices (US$ 21 million) were offset by lower volumes (US$ 20 million). Costs and expenses in 1Q18 remained practically in line with 4Q17.

Volume sold by destination – Iron ore and pellets

'000 metric tons	1Q18	4Q17	1Q17
Americas	**9,875**	**9,995**	**11,974**
Brazil	6,844	7,232	10,100
Others	3,031	2,763	1,874
Asia	**58,439**	**68,105**	**54,158**
China	47,285	54,182	44,199
Japan	6,853	7,518	6,283
Others	4,301	6,405	3,676
Europe	**11,548**	**11,460**	**8,971**
Germany	4,517	4,747	3,988
France	1,403	1,795	936
Others	5,628	4,918	4,047
Middle East	**2,627**	**2,351**	**1,901**
Rest of the World	**1,857**	**1,626**	**896**
Total	84,346	93,537	77,900

37

VALE

Selected financial indicators - Ferrous Minerals

US$ million	1Q18	4Q17	1Q17
Net Revenues	6,527	6,698	6,497
Costs[1]	(3,038)	(3,239)	(2,449)
Expenses[1]	(18)	(22)	65
Pre-operating and stoppage expenses[1]	(38)	(56)	(45)
R&D expenses	(25)	(34)	(20)
Dividends and interests on associates and JVs	-	80	-
Adjusted EBITDA	3,408	3,427	4,048
Depreciation and amortization	(432)	(454)	(399)
Adjusted EBIT	2,976	2,973	3,649
Adjusted EBIT margin (%)	45.6	44.4	56.2

[1] Net of depreciation and amortization

Selected financial indicators - Iron ore fines

US$ million	1Q18	4Q17	1Q17
Adjusted EBITDA (US$ million)	2,557	2,654	3,161
Volume Sold (Mt)	70.8	79.6	63.7
Adjusted EBITDA (US$/t)	36.1	33.3	49.6

Selected financial indicators - Pellets

US$ million	1Q18	4Q17	1Q17
Adjusted EBITDA (US$ million)	763	675	803
Volume Sold (Mt)	13.1	13.6	12.6
Adjusted EBITDA (US$/t)	58.1	49.7	63.8

Selected financial indicators - Ferrous ex Manganese and Ferroalloys

US$ million	1Q18	4Q17	1Q17
Adjusted EBITDA (US$ million)	3,359	3,378	4,010
Volume Sold (Mt)[1]	84.3	93.5	77.9
Adjusted EBITDA (US$/t)	39.8	36.1	51.5

[1] Volume including iron ore fines, pellets and ROM.

38

Base Metals 39 NICKEL PRIMER: A PREMIUM AND FLEXIBLE BUSINESS, READY FOR TOMORROW Vale is not only a premium iron ore producer; it is also a premium player in the nickel market, with a unique product mix and market position. Vale’s nickel products are predominately used in specialty applications where high quality and purity are required. On the other hand, more than 50% of the nickel produced, and consumed, in the world is classified as Class II nickel, typically used in the production of stainless steel, a market that does not seek, nor require, higher quality material with high levels of purity and minimal levels of deleterious elements. The forecast for the global nickel market is a continuing deficit in the medium to long term. The deficit is stronger for higher quality nickel, given the decline in world supplies of Class I nickel (down 7% 2017 vs. 2016) and demand from specialty / higher quality nickel product markets, which remains robust. Most of Vale’s products are high quality nickel products, highlighting that Vale is the producer of choice for specialty nickel applications, serving the market when there are stringent chemical and physical specifications, requiring high purity levels and low quantities of deleterious elements. All these markets pay a premium over the LME benchmark.

40 At the moment, given that Vale is a premium producer with about 65% of its supply being Class I nickel products and over 20% being Class II battery-suitable nickel products, it still sells part of its high-quality and battery-suitable nickel products to the stainless-steel market. This means that Vale’s nickel business does not yet capture the full premium for the high quality it produces. However, if more and more car manufacturers trend towards batteries for electric vehicles (EVs), the upside will be there for Vale. Battery applications require high purity chemicals which are made with high purity feed stock or battery-suitable nickel that requires purification. This creates an opportunity for Vale to capture higher premiums for a significant part of its sales volumes in the coming years with reduced costs of production, low investments and no significant change in the flowsheet. In fact, in operations such as VNC and PTVI, the advent of electric vehicles has potential to reduce costs – through the elimination of stages in the beneficiation process – and avoid capex disbursements in refining. Vale sells high quality Class I nickel in the form of nickel powders, cathodes, rounds, plating pellets and commodity pellets / discs. The rigorous quality standards of those Class I products allows their use in numerous high-end industries, including aircraft, aerospace, chemicals, batteries and underwater industrial machinery. Vale will capture more premiums as it stops selling Class I nickel to Class II markets, and, in the longer term, if demand for EVs picks up, Vale will be ready to capture a pricing upside for over 85% of its product mix, fully benefiting from its high-quality assets and premium product portfolio.

BUSINESS PERFORMANCE21 1Q18 marked a shift in Base Metals management through the optimization of production and sales while focusing on a premium nickel product mix with higher margins. This shift led to increased levels of premiums in Vale’s product mix, reaching US$ 38 million22 in 1Q18 as Vale’s Class I products earned nearly double the amount of premium obtained in 1Q17. 21 Considers the new allocation criteria for general and administrative expenses as described in the box “Managerial Allocation Changes” of this Earnings Release. 22 Net effect of premiums and discounts according to their respective share in the mix of products. 41 This strategy starts now. In 1Q18, Vale almost doubled the amount of premium when compared to 1Q17. Vale’s extra high-quality Class IA products (Vale’s very own special category above Class I) captured more than double the amount of premium obtained for Class I products, with some them being sold for as much as US$ 19,000/t. Also, to support investors with the appropriate tools to assess and evaluate Vale’s nickel business, from this quarter onwards you will be presented with a breakdown of Class I, Class II battery-suitable, Class II and Intermediate products in the sales volume section as well as a revamped price realization analysis, with further insights into Vale’s product mix and realized product premium. Vale, the world’s premium and flexible leader in nickel.

Adjusted EBITDA was US$ 644 million in 1Q18, a decrease of US$ 171 million vs. 4Q17, mainly as a result of lower nickel and copper sales volumes (US$ 153 million), reflecting Vale's optimization of the production lines, and higher costs[23] (US$ 81 million), which were partially offset by the better price realization (US$ 108 million) due to the higher levels of premiums and increase in the LME nickel benchmark price.

SALES REVENUES AND VOLUMES

Nickel sales revenues were US$ 790 million in 1Q18, decreasing US$ 151 million vs. 4Q17 as a result of lower sales volumes (US$ 258 million) which were partially offset by higher nickel realized prices (US$ 108 million). Sales volumes totaled 58 kt in 1Q18, 22 kt lower than in 4Q17.

Copper sales revenues were US$ 511 million in 1Q18, decreasing US$ 233 million vs. 4Q17 as a result of lower sales volumes (US$ 158 million) and lower copper realized prices (US$ 75 million). Sales volumes were 88 kt in 1Q18, 23 kt lower than in 4Q17.

Cobalt sales revenues totalled US$ 90 million in 1Q18, increasing US$ 11 million vs. 4Q17, as a result of higher cobalt prices (US$ 19 million) partially offset by lower sales volumes (US$ 8 million) in the quarter. Sales volumes of cobalt by-product amounted to 1,276 t in 1Q18, 92 t lower than in 4Q17.

Sales revenues from gold contained as a by-product in nickel and copper concentrates amounted to US$ 148 million in 1Q18, decreasing by US$ 9 million vs. 4Q17 as a result of lower gold by-product realized prices (US$ 14 million), partially offset by higher sales volumes (US$ 5 million). Sales volumes of gold as a by-product amounted to 112,000 oz in 1Q18, 4,000 oz higher than in 4Q17.

PGMs (platinum group metals) sales revenues totalled US$ 74 million in 1Q18, increasing US$ 12 million vs. 4Q17. Sales volumes were 73,000 oz in 1Q18 vs. 68,000 oz in 4Q17. The PGMs sales volume increased mainly due to higher sales volumes of palladium which were partially offset by lower sales volumes of platinum.

Net operating revenue by product

US$ million	1Q18	4Q17	1Q17
Nickel	790	941	760
Copper	511	744	568
Gold as by-product	148	157	130
Silver as by-product	8	9	7
PGMs	74	62	85
Cobalt	90	79	41
Others	13	8	6
Total	1,634	2,000	1,597

[23] Costs net of volume effect.

42

REALIZED NICKEL PRICES Vale’s nickel products are classified as Class I, Class II battery-suitable, Class II and Intermediates. In 1Q18, 63% of Vale’s sales was high-quality Class I, and when considering Class II products that can be used in the production of batteries, 85% of Vale’s current sales has an upside with the advent of EVs. Nickel sales product mix - % change Class I nickel products accounted for 63% of total nickel sales in 1Q18. Part of the Class I nickel products is being sold at increasing premiums for the specialties/high-quality markets but part of it is sold to Class II markets, with lower premiums. As demand for specialty products and batteries for EVs increases, a larger portion of Vale’s high-quality Class I nickel products will be sold to Class I markets, capturing a larger share of premiums among its products. Also, with demand for EVs, the value of premiums is set to increase due to the rising scarcity of Class I nickel in the market. Class II battery-suitable nickel products accounted for 22% and, though these products are not classified as Class I, they are suitable, at reduced costs and avoiding capex disbursements in refining, for application in EV batteries. Battery suitable is composed of Utility Nickel and NHC from VNC and Tonimet from PTVI. The business case for VNC is linked with the upside potential of EVs as both nickel oxide and NHC can be used for the batteries market. Currently, NHC is sold to the market with a discount whilst the nickel oxide is sent to be refined into Utility Nickel in Dalian. Both products can be used for EV batteries. Therefore, as demand for batteries increases, Vale will be able to not only reduce costs but also to avoid capex disbursements in refining by cutting stages of production and selling nickel oxide at better margins. Likewise, PTVI has an upside with the advent of EVs as, currently, its nickel matte is transformed into nickel oxide to be refined into Tonimet at Matsusaka. In the future, Vale can 43 also cut production costs by only selling nickel oxide at better margins instead of incurring extra production costs and investments with refining.

The other Class II nickel products and Intermediates are not suitable for electric vehicles, accounting for 14% of total nickel sales.

Premiums / discount by nickel product

US$/t	1Q18	4Q17	1Q17
Class I nickel	1,390	940	730
Class II battery-suitable nickel	(300)	(230)	(180)
Class II nickel	410	200	190
Intermediates	(2,360)	(1,370)	(1,570)

Premiums for Class I nickel products have reached US$ 1,390/t in 1Q18, an increase of 48% and 90% when compared to 4Q17 and 1Q17, respectively. The increase is mainly due to a combination of renegotiation of contracts to more favourable terms as well as the flight to quality in the specialty applications market.

The average nickel realized price was US$ 13,637/t, US$ 361/t higher than the average LME nickel price of US$ 13,276/t in 1Q18. The aggregate impact of the aforementioned premiums and discounts (considering their respective volumes in the sales mix) was:

- Premium for Class I nickel products for 63% of sales, leading to an aggregate impact of US$ 876/t;
- Discount for Class II battery-suitable nickel products for 22% of sales, leading to an aggregate impact of -US$ 66/t;
- Premium for Class II nickel products for 7% of sales, with aggregate impact of US$ 29/t;
- Discount for Intermediates for 7% of sales, leading to an aggregate impact of -US$ 165/t; and,
- Other timing and pricing adjustments, mainly due to the differences between the LME price at the moment of sale and the quarterly LME average, along with the negative impact of fixed forward price sales under rising LME prices, leading to an aggregate impact of -US$ 313/t.

44

Nickel premium / discount by product and average aggregate premiums REALIZED COPPER PRICES The realized copper price was US$ 5,827/t, US$ 1,134/t lower than the average LME copper price of US$ 6,961/t in 1Q18. Vale’s copper products are sold on a provisional pricing basis during the quarter with final prices determined in a future period, generally one to four months forward24. The realized copper price differed from the average LME price in 1Q18 due to the following factors:  Current period price adjustments: mark-to-market of invoices still open in the quarter based on the copper price forward curve25 at the end of the quarter (-US$ 193/t);  Prior period price adjustment: variance between the price used in final invoices (and in the mark-to-market of invoices from previous quarters still open at the end of the quarter) and the provisional prices used for sales in previous quarters (-US$ 88/t);  TC/RCs, penalties, premiums and discounts for intermediate products (-US$ 553/t). 24 On Mar 31st, 2018, Vale had provisionally priced copper sales totaling 73,290 tons valued at a LME forward price of US$ 6,699/t, subject to final pricing over the following months. 25 Includs a small number of final invoices that were provisionally priced and settled within the quarter. 45

Price realization – copper Average prices Nickel - LME 13,276 11,584 10,271 Nickel 13,637 11,781 10,547 Platinum (US$/oz) 1,041 880 917 Silver (US$/oz) 15.47 15.48 13.50 SALES VOLUME PERFORMANCE Sales volumes of nickel were 58 kt in 1Q18, 22 kt lower than in 4Q17 and 14 kt lower than in 1Q17. Sales volumes were lower due to production optimization, as well as the build-up of inventories in the refineries and the maintenance shutdowns in Coleman, in Sudbury, and in PTVI. Sales volumes of copper totaled 88 kt in 1Q18, 23 kt lower than in 4Q17 and 12 kt lower than in 1Q17. Sales volumes decreased mainly due to lower production volumes and the drawdown of saleable product inventories in 4Q17. Sales volumes of gold as a by-product totalled 112,000 oz in 1Q18, 4,000 oz higher than in 4Q17, mainly due to corrections for North Atlantic precious metals volumes in 4Q17. 46 Cobalt (US$/t)70,58857,68045,415 Gold (US$/oz)1,3241,4501,202 Copper5,8276,7355,661 Copper - LME6,9616,8085,831 US$/ metric ton1Q184Q171Q17

Volume sold

'000 metric tons	1Q18	4Q17	1Q17
Nickel operations & by products			
Nickel	58	80	72
Class I nickel	37	44	40
Class II battery-suitable nickel	13	18	20
Class II nickel	4	8	5
Intermediates	4	10	7
Copper	26	37	38
Gold as by-product ('000 oz)	15	-	23
Silver as by-product ('000 oz)	321	383	351
PGMs ('000 oz)	73	68	104
Cobalt (metric ton)	1,276	1,368	892
Copper operations & by products			
Copper	62	74	62
Gold as by-product ('000 oz)	97	108	85
Silver as by-product ('000 oz)	173	219	194

COSTS OF GOODS SOLD (COGS)

Costs totaled US$ 953 million in 1Q18 (or US$ 1.303 billion including depreciation). Costs increased by US$ 81 million vs. 4Q17 after adjusting for the effects of lower sales volumes (US$ 264 million) and the negative effect of exchange rate variations[26] (US$ 6 million). The increase was mainly due to increased costs in nickel operations (US$ 51 million) and in Salobo (US$ 27 million). The increased costs in nickel operations was mainly due to pro-cyclical effects of higher nickel prices on third-party purchased feed (US$ 41 million), which is offset by higher nickel realized prices of the finished product, and maintenance expenses in Coleman (US$ 26 million 1Q18 vs. US$ 10 million 4Q17), whereas the increase in Salobo was mainly related to the unfavorable impact of lower production volumes on unit costs along with higher supplies costs.

BASE METALS COGS - 4Q17 x 1Q18

		Variance drivers				
US$ million	4Q17	Volume	Exchange Rate	Others	Total Variation 4Q17 x 1Q18	1Q18
Nickel operations	875	(227)	6	51	(169)	705
Copper operations	255	(37)	-	30	(8)	248
Total costs before depreciation and amortization	**1,130**	**(264)**	**6**	**81**	**(177)**	**953**
Depreciation	429	(112)	2	31	(79)	350
Total	1,558	(376)	8	112	(256)	1,303

[26] Exchange rate variations in COGS only.

47

EXPENSES27 Sales expenses and other expenses, excluding depreciation, totalled US$ 16 million in 1Q18, an increase of US$ 4 million when compared to the US$ 12 million in 4Q17. Pre-operating and stoppage expenses were US$ 8 million in 1Q18, mainly due to care and maintenance costs associated with the Stobie mine, in Sudbury, and the Birchtree mine, in Thompson (US$ 6 million) and costs associated with the revision of the Voisey’s Bay Mine Expansion project (US$ 2 million). UNIT CASH COST27 North Atlantic operations unit cash cost net of by-product credits increased from the US$ 4,624/t recorded in 4Q17 to US$ 6,756/t in 1Q18, mainly due to pro-cyclical effects of higher nickel prices on third-party purchased feed and costs associated with the unscheduled maintenance shutdown at the Coleman Mine in Sudbury. The mine was in a maintenance shutdown since November 2017 and returned to production in April 2018. PTVI unit cash cost increased from the US$ 6,609/t recorded in 4Q17 to US$ 7,246/t in 1Q18, with lower dilution of fixed costs and higher spending with supplies. VNC unit cost net of by-product credits increased from the US$ 8,420/t recorded in 4Q17 to US$ 8,874/t in 1Q18, mainly due to negative inventory adjustments which were partially offset by higher by-product credits. Onça Puma unit cash cost increased slightly from the US$ 7,536/t recorded in 4Q17 to US$ 7,685/t in 1Q18, mainly due to higher costs with maintenance services. Sossego unit cost was US$ 3,267/t in 1Q18, in line with 4Q17. Salobo unit costs increased from the US$ 679/t recorded in 4Q17 to US$ 1,155/t in 1Q18, mainly due to the unfavourable impact of lower production on unit costs and higher supplies costs. 27 Considers the new allocation criteria for general and administrative expenses as described in the box “Managerial Allocation Changes” of this Earnings Release. 48

Base Metals – unit cash cost of sales per operation, net of by-product credits

US$/t	1Q18	4Q17	1Q17
NICKEL			
North Atlantic operations[1]	6,756	4,624	6,699
PTVI	7,246	6,609	6,821
VNC	8,874	8,420	11,232
Onça Puma	7,685	7,536	9,341
COPPER			
Sossego	3,267	3,270	2,941
Salobo	1,155	679	1,406

[1] North Atlantic figures include Clydach and Acton refining costs.

EBITDA breakeven – nickel operations[28]

US$/t, 1Q18


12,179
5,913
6,266
55
153
145
204
6,823
361
6,462
COGS
By-product revenues
COGS after by-product revenues
Sales expenses
R&D
Pre-operating & stoppage
Other expenses
Total costs
Premium / discounts
EBITDA break even

[28] Considering only the cash effect of US$ 400/oz that Wheaton Precious Metals pays for 70% of Sudbury's gold by-product, nickel operations EBITDA breakeven would increase to US$ 7,394/t

49

EBITDA breakeven – copper operations (Salobo and Sossego)[29]

US$/t, 1Q18


3,970
2,111
1,859
4
60
0
11
1,934
621
2,555
COGS
By-product revenues
COGS after by-product revenues
Sales expenses
R&D
Pre-operating & stoppage
Other expenses
Total costs
Premium / discounts
EBITDA break even

EBITDA breakeven considers the abovementioned unit cash cost after by-products as well as expenses and premiums/discounts per ton of nickel and copper sales volume. In the case of copper operations, the realized price to be used against the EBITDA breakeven should be the copper realized price before discounts (US$ 6,380/t), given that TC/RCs and other discounts are already part of the EBITDA breakeven build-up.

Performance by operation[30]

The breakdown of the Base Metals EBITDA components per operation is detailed below.

Base Metals EBITDA overview – 1Q18

US$ million	North Atlantic	PTVI Site	VNC Site	Onça Puma	Sossego	Salobo	Others	Total Base Metals
Net Revenues	803	170	155	57	145	356	(53)	1,634
Costs	(533)	(125)	(125)	(32)	(87)	(160)	109	(953)
Sales and other expenses	(1)	-	(1)	-	(1)	-	(14)	(16)
Pre-operating and stoppage	(8)	-	-	-	-	-	-	(8)
R&D	(5)	(2)	(1)	-	(3)	(1)	-	(13)
EBITDA	257	43	28	25	54	195	42	644

[29] Considering only the cash effect of US$ 400/oz that Wheaton Precious Metals pays for 75% of Salobo's gold by-product, copper operations EBITDA breakeven would increase to US$ 3,492/t

[30] Considers the new allocation criteria for general and administrative expenses as described in the box "Managerial Allocation Changes" of this Earnings Release.

50

EBITDA

Base Metals – EBITDA by operation

US$ million	1Q18	4Q17	1Q17
North Atlantic operation[1]	257	366	180
PTVI	43	45	25
VNC	28	12	(28)
Onça Puma	25	29	2
Sossego	54	67	64
Salobo	195	306	169
Others[2]	42	(10)	30
Total	644	815	442

[1] Includes the operations in Canada and in the United Kingdom.

[2] Includes the PTVI and VNC off-takes, intercompany sales eliminations, purchase of finished nickel and corporate center allocation for Base Metals.

Details of Base Metals' adjusted EBITDA by operation are as follows:

(i) The North Atlantic operations EBITDA was US$ 257 million, decreasing by US$ 109 million vs. 4Q17 mainly due to lower sales volumes (US$ 86 million) and higher costs ($44 million). The higher costs were mainly associated with the pro-cyclical effect of higher nickel prices on third-party purchased feed (US$ 41 million), which was offset by higher nickel realized prices of the finished product, and costs related to the Coleman maintenance shutdown (US$ 26 million 1Q18 vs. US$ 10 million 4Q17).

(ii) PTVI's EBITDA was US$ 43 million, in line with 4Q17 as higher realized nickel prices (US$ 12 million) and lower expenses (US$ 4 million) were offset by higher costs[31] (US$ 11 million) and lower sales volumes (US$ 6 million).

(iii) VNC's EBITDA was US$ 28 million, increasing by US$ 16 million when compared to 4Q17, mainly as a result of higher realized nickel and cobalt prices (US$ 34 million) which were partially offset by higher costs[32] (US$ 12 million), higher expenses (US$ 3 million) and lower sales volumes (US$ 3 million).

(iv) Onça Puma's EBITDA was US$ 25 million, decreasing US$ 4 million vs. 4Q17, mainly as a result of lower sales volumes (US$ 16 million) which were partially offset by higher realized nickel prices (US$ 8 million) and lower expenses (US$ 3 million).

(v) Sossego's EBITDA was US$ 54 million, decreasing US$ 13 million vs. 4Q17, mainly as a result of lower realized copper prices (US$ 15 million) and lower sales volumes (US$ 3 million) which were partially offset by lower expenses (US$ 6 million).

[31] Costs not including volume effect.

[32] Costs not including volume effect.

51

VALE

(vi) Salobo's EBITDA was US$ 195 million, decreasing US$ 111 million vs. 4Q17, mainly as a result of lower sales volumes (US$ 51 million), lower realized prices (US$ 33 million) and higher costs (US$ 27 million).

Selected financial indicators - Nickel operations

US$ million	1Q18	4Q17	1Q17
Net Revenues	1,132	1,358	1,132
Costs[1]	(705)	(875)	(862)
Expenses[1]	(15)	(3)	(14)
Pre-operating and stoppage expenses[1]	(8)	(25)	(38)
R&D expenses	(9)	(15)	(9)
Dividends and interests on associates and JVs	-	-	-
Adjusted EBITDA	395	440	209
Depreciation and amortization	(296)	(377)	(323)
Adjusted EBIT	99	63	(114)
Adjusted EBIT margin (%)	9	5	(10)

[1] Net of depreciation and amortization.

The margin of nickel operations (defined as net revenues minus costs divided by net revenues) increased to 37.7% in 1Q18, vs. 35.6% in 4Q17 and 23.9% in 1Q17. This was a direct result of Vale's deliberate decision to reduce volumes through the optimization of production lines, which led not only to higher margins, but also a higher realized nickel premiums.

Selected financial indicators - Copper operations

US$ million	1Q18	4Q17	1Q17
Net Revenues	502	642	465
Costs[1]	(248)	(255)	(230)
Expenses[1]	(1)	(9)	-
Pre-operating and stoppage expenses[1]	-	-	-
R&D expenses	(4)	(3)	(2)
Dividends and interests on associates and JVs	-	-	-
Adjusted EBITDA	249	375	233
Depreciation and amortization	(54)	(54)	(51)
Adjusted EBIT	195	321	182
Adjusted EBIT margin (%)	39	50	39

[1] Net of depreciation and amortization.

The margin of copper operations (defined as net revenues minus costs divided by net revenues) decreased to 50.6% in 1Q18, vs. 60.1% in 4Q17, mainly due to the unfavorable impact of lower Salobo production volumes on unit costs and lower copper realized prices.

52

VALE

Coal

EBITDA

The results of Vale's Coal business continued to improve in 1Q18, mainly driven by higher realized prices. Vale's average realized price increased US$ 15.6/t from US$ 136.6/t in 4Q17 to US$ 152.2/t in 1Q18, showing Vale's effort to increase the share of contracts linked to market index pricing, leveraging on metallurgical and thermal coal market prices as they reached their highest quarterly average levels since 4Q16 and 1Q12, respectively.

As a result, adjusted EBITDA for the Coal business increased 41% in 1Q18, reaching US$ 104 million, despite lower volumes. The result was US$ 30 million higher than the US$ 74 million recorded in 4Q17[33], mainly due to higher average realized prices (US$ 42 million).

Coal prices

US$/ metric ton	1Q18	4Q17	1Q17
Metallurgical coal index price[1]	228.5	204.7	168.2
Vale's metallurgical coal realized price	204.6	178.4	165.2
Thermal coal index price[2]	94.4	92.4	82.4
Vale's thermal coal realized price	82.0	78.6	68.2
Vale's average realized price	**152.2**	**136.6**	**126.2**

[1] Platts Premium Low Vol Hard Coking Coal FOB Australia.
[2] Argus API4 FOB Richards Bay 6000 kg/kcal Nar

METALLURGICAL COAL

In 1Q18, 92% of the metallurgical coal sales were priced based on market index, including index-lagged prices, vs. 77% in the previous quarter, while 8% were sold based on fixed prices (spot shipments and trial cargos) vs. 19% in 4Q17, thus improving commercial conditions.

The metallurgical coal realized price increased US$ 26.2/t in the quarter while the seaborne index price increased US$ 23.8/t in the same period. The better price realization was mainly due to a higher concentration in sales linked to current and lagged index prices in 1Q18, which was partially offset by higher provisional prices for previous and current quarters.

[33] Considers the new allocation criteria for general and administrative expenses as described in the box "Managerial Allocation Changes" of this Earnings Release.

53

Price realization – Metallurgical coal US$/t 1Q18 THERMAL COAL In 1Q18, 99% of thermal coal sales were priced based on index prices vs. 86% in the previous quarter, with the remaining 1% based on fixed prices vs. 14% in 4Q17, once again improving commercial conditions. The realized price of thermal coal was US$ 82.0/t in 1Q18, US$ 3.4/t higher than in 4Q17. Price realization for thermal coal was mainly impacted by the quality adjustment against the reference index, given our lower calorific values and higher ash levels, which negatively affected prices by US$ 13.5/t. 54

Price realization – Thermal coal

US$/t, 1Q18



94.4
(13.5)
0.8
(0.3)
0.5
(0.0)
0.2
82.0
Average reference price 1Q18
Quality
Premium, discounts & commercial conditions
Provisional prices in prior quarters
Lagged and current prices
Provisional prices in current quarters
Freight differential
Vale price 1Q18
Impact of pricing system adjustments

COSTS AND EXPENSES

Coal pro-forma cash cost is composed of: (i) the mine and handling facilities operational costs, (ii) the logistics tariff paid by Vale to Nacala Logistics Corridor (NLC), which is set annually to cover mainly operational and financial costs of NLC, and (iii) the interest received by Vale on the outstanding shareholder loans to NLC.

Cash cost through Nacala

US$ / metric ton	1Q18	4Q17	1Q17
Mine and logistics operational cost (A)	101.5	92.6	84.2
NLC net tariff (B)	27.0	52.0	-
Cost at Nacala Port (C = A+B)	128.5	144.6	84.2
NLC's debt service to Vale (D)	24.0	40.2	-
Pro-forma cash cost (E = C – D)	**104.5**	**104.4**	**84.2**

Pro-forma cash cost through Nacala was US$ 104.5/t in 1Q18, in line with 4Q17.

Cost at port decreased US$ 16.1/t, from US$ 144.6 /t in 4Q17 to US$ 128.0/t in 1Q18, despite US$ 8.9/t higher operational costs of mine, plants and logistics due to lower dilution of fixed costs, as production was affected by severe weather conditions in 1Q18 and labor actions in 4Q17. The lower cost at port results from the lower NLC tariff set for 2018, considering the higher forecast production volume and the lower interest charge, as the Project Finance substitutes the previous shareholder loan.

55

NLC's debt service to Vale was US$ 24.0/t in 1Q18 vs. US$ 40.2/t in 4Q17, due to the retroactive charges to adjust the tariff in accordance with the Project Finance applied in 4Q17. Going forward a lower debt service for Vale is expected as US$ 2.6 billion of shareholder loans were repaid after the disbursement of the Project Finance in March 2018 and as the tariff component associated with debt service will therefore mostly fund the repayment of the Project Finance. The result will be an increase of pro-forma costs.

Net operating revenue by product

US$ million	1Q18	4Q17	1Q17
Metallurgical coal	293	306	254
Thermal coal	87	96	70
Total	380	402	324

Average prices

US$/ metric ton	1Q18	4Q17	1Q17
Metallurgical coal	204.6	178.4	165.2
Thermal coal	82.0	78.6	68.2

Volume sold

'000 metric tons	1Q18	4Q17	1Q17
Metallurgical coal	1,432	1,715	1,537
Thermal coal	1,065	1,228	1,031
Total	2,497	2,943	2,568

Selected financial indicators - Coal

US$ million	1Q18	4Q17	1Q17
Net Revenues	380	402	324
Costs[1]	(335)	(433)	(248)
Expenses[1]	2	(4)	(4)
Pre-operating and stoppage expenses[1]	-	-	-
R&D expenses	(3)	(3)	(3)
Dividends and interests on associates and JVs	60	112	-
Adjusted EBITDA	104	74	69
Depreciation and amortization	(65)	(61)	(104)
Adjusted EBIT	39	13	(35)
Adjusted EBIT margin (%)	10.3	3.2	(10.8)

[1] Net of depreciation and amortization

56

Financial indicators of non-consolidated companies For selected financial indicators of the main non-consolidated companies, see Vale’s quarterly financial statements on www.vale.com / investors / information to the market / financial statements. Conference call and webcast Vale will host two conference calls and webcasts on Thursday, April 26th, to discuss its 1Q18 performance. The first, in Portuguese (non-translated), will begin at 10:00 a.m. Rio de Janeiro time. The second, in English, at 12:00 p.m. Rio de Janeiro time (11:00 a.m. US Eastern Standard Time, 4:00 p.m. British Standard Time). Dial in to conference calls/webcasts: In Portuguese: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the US: (1 800) 492-3904 Participants from other countries: (1 646) 828-8246 Access code: VALE In English: Participants from Brazil: (55 11) 3193-1001 or (55 11) 2820-4001 Participants from the U.S.: (1 866) 262-4553 Participants from other countries: (1 412) 317-6029 Access code: VALE Instructions for participation will be available on the website: www.vale.com/investors. A podcast will be available on Vale’s Investor Relations website. This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. 57

ANNEX 1 – SIMPLIFIED FINANCIAL STATEMENTS

Income statement

US$ million	1Q18	4Q17	1Q17
Net operating revenue	8,603	9,167	8,515
Cost of goods sold	(5,224)	(5,791)	(4,734)
Gross profit	3,379	3,376	3,781
Gross margin (%)	39.3	36.8	44.4
Selling, general and administrative expenses	(124)	(146)	(124)
Research and development expenses	(69)	(104)	(65)
Pre-operating and stoppage expenses	(78)	(125)	(115)
Other operational expenses	(125)	(104)	(77)
Impairment and others results in non-current assets	(18)	(417)	512
Operating profit	2,965	2,480	3,912
Financial revenues	118	149	64
Financial expenses	(647)	(562)	(1,115)
Gains (losses) on derivatives, net	90	(29)	209
Monetary and exchange variation	(185)	(845)	229
Equity results in associates and joint ventures	85	(66)	73
Impairment and others results in associates and joint ventures	(14)	(59)	(61)
Income (loss) before taxes	2,412	1,068	3,311
Current tax	(93)	243	(501)
Deferred tax	(628)	(85)	(222)
Net Earnings (loss) from continuing operations	1,691	1,226	2,588
Loss attributable to noncontrolling interest	(19)	32	(15)
Gain (loss) from discontinued operations	(82)	(487)	(83)
Net earnings (attributable to the Company's stockholders)	1,590	771	2,490
Earnings (loss) per share (attributable to the Company's stockholders - US$)	0.31	0.15	0.48
Diluted earnings (loss) per share (attributable to the Company's stockholders - US$)	0.31	0.15	0.48

Equity income (loss) by business segment

US$ million	1Q18	%	4Q17	%	1Q17	%
Ferrous Minerals	77	91	77	(117)	57	78
Coal	4	5	-	-	10	14
Base Metals	1	1	-	-	1	1
Logistics	-	-	-	-	-	-
Steel	(21)	(25)	(115)	174	(1)	(1)
Others	24	28	(28)	42	6	8
Total	85	100	(66)	100	73	100

58

Balance sheet

US$ million	3/31/2018	12/31/2017	3/31/2017
Assets			
Current assets	**15,239**	**18,954**	**22,421**
Cash and cash equivalents	5,368	4,328	6,716
Accounts receivable	2,689	2,600	3,237
Other financial assets	376	2,022	2,114
Inventories	3,967	3,926	3,641
Prepaid income taxes	722	781	73
Recoverable taxes	1,055	1,172	1,553
Others	602	538	568
Non-current assets held for sale and discontinued operation	460	3,587	4,519
Non-current assets	**12,682**	**13,291**	**13,125**
Judicial deposits	1,993	1,986	990
Other financial assets	3,047	3,232	3,379
Recoverable income taxes	587	530	538
Recoverable taxes	667	638	767
Deferred income taxes	6,106	6,638	7,127
Others	282	267	324
Fixed assets	66,463	66,939	67,462
Total assets	**94,384**	**99,184**	**103,008**
Liabilities			
Current liabilities	**9,990**	**13,114**	**11,825**
Suppliers and contractors	3,598	4,041	3,647
Loans and borrowing	1,966	1,703	2,407
Other financial liabilities	1,008	986	1,248
Taxes payable	703	697	687
Provision for income taxes	227	355	120
Provisions	868	1,394	651
Dividends and interest on capital	-	1,441	821
Liabilities related to associates and joint ventures	369	326	284
Others	1,038	992	921
Liabilities directly associated with non-current assets held for sale and discontinued operations	213	1,179	1,039
Non-current liabilities	**38,587**	**41,298**	**47,612**
Loans and borrowing	18,310	20,786	27,163
Other financial liabilities	2,901	2,894	3,194
Taxes payable	4,796	4,890	5,098
Deferred income taxes	1,704	1,719	1,677
Provisions	6,984	7,027	5,938
Liabilities related to associates and joint ventures	633	670	787
Gold stream transaction	1,793	1,849	2,032
Others	1,466	1,463	1,723
Total liabilities	**48,577**	**54,412**	**59,437**
Stockholders' equity	**45,807**	**44,772**	**43,571**
Total liabilities and stockholders' equity	**94,384**	**99,184**	**103,008**

59

Cash flow

US$ million	1Q18	4Q17	1Q17
Cash flows from operating activities:			
Net income (loss) before taxes on income	2,412	1,068	3,311
Adjustments to reconcile			
Depreciation, depletion and amortization	873	976	908
Equity Income	(85)	66	(73)
Other items from non-current assets	14	417	(512)
Impairment on assets and investments	18	59	61
Items of the financial result	624	1,287	613
Variation of assets and liabilities			
Accounts receivable	17	173	498
Inventories	56	157	(221)
Suppliers and contractors	(340)	(131)	82
Payroll and related charges	(541)	210	(242)
Tax assets and liabilities, net	189	(246)	7
Others	(294)	262	(376)
Net cash provided by operations	**2,943**	**4,298**	**4,056**
Interest on loans and financing	(381)	(352)	(515)
Derivatives received (paid), net	(25)	(17)	(107)
Remuneration paid to debentures	-	(65)	-
Income taxes	(240)	(74)	(368)
Income taxes - settlement program	(125)	(123)	(121)
Net cash provided by operating activities	**2,172**	**3,667**	**2,945**
Cash flows from investing activities:			
Additions to investments	(17)	(19)	(9)
Acquisition of subsidiary	-	-	-
Additions to property, plant and equipment	(890)	(978)	(1,129)
Proceeds from disposal of assets and investments	1,101	201	537
Dividends and interest on capital received from joint ventures and associates	10	124	-
Proceeds from goldstream transaction	-	-	-
Loans and advances receivable	2,640	(103)	(144)
Others	(1)	(65)	(55)
Net cash used in investing activities	**2,843**	**(840)**	**(800)**
Cash flows from financing activities:			
Loans and financing	-	-	-
Additions	-	175	1,150
Repayments	(2,277)	(3,210)	(1,118)
Payments to shareholders:			
Dividends and interest on capital	(1,437)	(2)	-
Dividends and interest on capital attributed to noncontrolling interest	(91)	(2)	(3)
Other transactions with noncontrolling interest	(17)	0	255
Net cash provided by (used in) financing activities	**(3,822)**	**(3,039)**	**284**
Increase (decrease) in cash and cash equivalents from discontinuing operations	**(44)**	**(80)**	**(5)**
Increase (decrease) in cash and cash equivalents	1,149	(292)	2,424
Cash and cash equivalents in the beginning of the period	4,328	4,719	4,262
Effect of exchange rate changes on cash and cash equivalents	(6)	(99)	44
Cash of subsidiaries disposed	(103)	-	(14)
Cash and cash equivalents, end of period	**5,368**	**4,328**	**6,716**

Non-cash transactions:

Additions to property, plant and equipment - interest capitalization	60	73	103

60

ANNEX 2 – VOLUMES SOLD, PRICES AND MARGINS

Volume sold - Minerals and metals

'000 metric tons	1Q18	4Q17	1Q17
Iron ore fines	70,811	79,603	63,682
ROM	410	355	1,636
Pellets	13,125	13,579	12,582
Manganese ore	338	740	196
Ferroalloys	34	34	30
Thermal coal	1,065	1,228	1,031
Metallurgical coal	1,432	1,715	1,537
Nickel	58	80	72
Copper	88	111	100
Gold as by-product ('000 oz)	112	108	108
Silver as by-product ('000 oz)	494	602	545
PGMs ('000 oz)	73	68	104
Cobalt (metric ton)	1,276	1,368	892

Average prices

US$/ton	1Q18	4Q17	1Q17
Iron ore fines CFR reference price (dmt)	76.30	72.60	86.70
Iron ore fines CFR/FOB realized price	66.41	63.10	75.78
ROM	21.95	22.55	9.17
Pellets CFR/FOB (wmt)	120.78	104.71	115.96
Manganese ore	246.93	119.34	219.39
Ferroalloys	1,212.78	1,361.31	1,433.33
Thermal coal	82.00	78.57	68.16
Metallurgical coal	204.60	178.38	165.17
Nickel	13,637	11,781	10,547
Copper	5,827	6,735	5,661
Platinum (US$/oz)	1,041	880	917
Gold (US$/oz)	1,324	1,450	1,202
Silver (US$/oz)	15.47	15.48	13.50
Cobalt (US$/t)	70,588	57,680	45,415

Operating margin by segment (EBIT adjusted margin)

%	1Q18	4Q17	1Q17
Ferrous Minerals	45.6	44.4	56.2
Coal	10.3	3.2	(10.8)
Base Metals	18.0	19.2	4.3
Total[1]	36.0	34.2	39.9

[1] excluding non-recurring effects

61

ANNEX 3 – RECONCILIATION OF IFRS AND "NON-GAAP" INFORMATION

(a) Adjusted EBIT[1]

US$ million	1Q18	4Q17	1Q17
Net operating revenues	8,603	9,167	8,515
COGS	(5,224)	(5,791)	(4,734)
SG&A	(124)	(146)	(124)
Research and development	(69)	(104)	(65)
Pre-operating and stoppage expenses	(78)	(125)	(115)
Other operational expenses	(80)	(104)	(77)
Dividends and interests on associates and JVs	70	236	-
Adjusted EBIT	3,098	3,133	3,400

[1] Excluding non-recurring effects.

(b) Adjusted EBITDA

EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion of gains and/or losses on sale of assets, non-recurring expenses and the inclusion of dividends received from non-consolidated affiliates. However Vale's adjusted EBITDA is not the measure defined as EBITDA under IFRS, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:

Reconciliation between adjusted EBITDA and operational cash flow

US$ million	1Q18	4Q17	1Q17
Adjusted EBITDA	**3,971**	**4,109**	**4,308**
Working capital:	-	-	-
Accounts receivable	17	173	498
Inventories	56	157	(221)
Suppliers	(340)	(131)	82
Payroll and related charges	(541)	210	(242)
Others	(105)	16	(369)
Adjustment for non-recurring items and other effects	**(115)**	**(236)**	-
Cash provided from operations	**2,943**	**4,298**	**4,056**
Income taxes paid - current	(240)	(74)	(368)
Income taxes paid - settlement program	(125)	(123)	(121)
Interest paid for third parties	(381)	(352)	(515)
Participative stockholders' debentures paid	-	(65)	-
Derivatives received (paid), net	(25)	(17)	(107)
Net cash provided by (used in) operating activities	**2,172**	**3,667**	**2,945**

(c) Net debt

US$ million	1Q18	4Q17	1Q17
Total debt	20,276	22,489	29,570
Cash and cash equivalents[1]	5,375	4,346	6,793
Net debt	14,901	18,143	22,777

[1] Including financial investments

(d) Total debt / LTM Adjusted EBITDA

US$ million	1Q18	4Q17	1Q17
Total debt / LTM Adjusted EBITDA (x)	1.4	1.5	2.1
Total debt / LTM operational cash flow (x)	1.7	1.8	3.0

(e) LTM Adjusted EBITDA / LTM interest

US$ million	1Q18	4Q17	1Q17
Adjusted LTM EBITDA / LTM gross interest (x)	9.5	9.0	7.9
LTM adjusted EBITDA / LTM interest payments (x)	9.7	9.1	8.3
LTM operational profit / LTM interest payments (x)	7.1	6.7	5.4

62

ANNEX 4 – MANAGERIAL ALLOCATION CHANGES

Adjusted EBITDA

US$ million	1Q17	2Q17	3Q17	4Q17	2017
Before managerial allocation changes					
Ferrous Minerals	3,967	2,232	3,674	3,319	13,192
Coal	61	157	46	66	330
Base Metals	410	386	561	782	2,139
Others	(130)	(46)	(89)	(58)	(323)
After managerial allocation changes					
Ferrous Minerals	4,048	2,315	3,763	3,427	13,553
Coal	69	166	53	74	362
Base Metals	442	412	587	815	2,256
Others	(251)	(164)	(211)	(207)	(833)

Pellets - EBITDA

	1Q17		2Q17		3Q17		4Q17	
	US$ million	US$/wmt	US$ million	US$/wmt	US$ million	US$/wmt	US$ million	US$/wmt
Before managerial allocation changes								
Expenses (SG&A, R&D and other)	-16	-1.3	-16	-1.3	-29	-2.2	-30	-2.2
EBITDA	791	63	640	51	679	52	657	48
After managerial allocation changes								
Expenses (SG&A, R&D and other)	-4	-0.3	-3	-0.2	-16	-1.2	-12	-0.9
EBITDA	803	63.9	653	52.4	692	52.7	675	49.7

Selected financial indicators - Ferrous Minerals

US$ million	1Q17	2Q17	3Q17	4Q17	2017
Before managerial allocation changes					
Expenses[1]	(16)	(94)	(116)	(130)	(356)
Adjusted EBITDA	3,967	2,232	3,674	3,319	13,192
Depreciation and amortization	(417)	(427)	(456)	(466)	(1,766)
Adjusted EBIT	3,550	1,768	3,205	2,773	11,296
Adjusted EBIT margin (%)	55	35	47	41	45
After managerial allocation changes					
Expenses[1]	65	(11)	(27)	(22)	5
Depreciation and amortization	(399)	(414)	(442)	(454)	(1,709)
Adjusted EBIT	3,649	1,901	3,321	2,973	11,844
Adjusted EBIT margin (%)	56	37	49	44	47

[1] Net of depreciation and amortization

Selected financial indicators - Iron ore fines

US$ million	1Q17	2Q17	3Q17	4Q17	2017
Before managerial allocation changes					
Adjusted EBITDA (US$ million)	3,094	1,502	2,888	2,567	10,051
Adjusted EBITDA (US$/t)	49	22	38	32	35
After managerial allocation changes					
Adjusted EBITDA (US$ million)	3,161	1,570	2,961	2,654	10,346
Adjusted EBITDA (US$/t)	50	23	39	33	36

63

Selected financial indicators - Pellets

US$ million	1Q17	2Q17	3Q17	4Q17	2017
Before managerial allocation changes					
Adjusted EBITDA (US$ million)	791	640	679	657	2,767
Adjusted EBITDA (US$/t)	63	51	52	48	53
After managerial allocation changes					
Adjusted EBITDA (US$ million)	803	653	692	675	2,823
Adjusted EBITDA (US$/t)	64	52	53	50	55

Selected financial indicators - Ferrous ex Manganese and Ferroalloys

US$ million	1Q17	2Q17	3Q17	4Q17	2017
Before managerial allocation changes					
Adjusted EBITDA (US$ million)	3,930	2,199	3,617	3,271	13,017
Adjusted EBITDA (US$/t)	50	27	40	35	38
After managerial allocation changes					
Adjusted EBITDA (US$ million)	4,010	2,281	3,705	3,378	13,374
Adjusted EBITDA (US$/t)	51	28	41	36	39

Iron ore and pellets cash break-even landed in China[1]

US$/t	1Q17	2Q17	3Q17	4Q17	2017
Before managerial allocation changes					
Iron ore fines expenses[3] & royalties	2.6	3.9	3.5	3.6	3.4
Iron ore fines EBITDA break-even (US$/dmt)	**32.4**	**36.4**	**31.0**	**35.2**	**33.8**
Iron ore fines pellet adjustment	(2.1)	(1.9)	(1.0)	(1.3)	(1.5)
Iron ore fines and pellets EBITDA break-even (US$/dmt)	**30.4**	**34.4**	**30.0**	**33.9**	**32.2**
Iron ore fines sustaining investments	3.8	2.8	2.9	3.4	3.2
Iron ore fines and pellets cash break-even landed in China (US$/dmt)	**34.2**	**37.2**	**32.9**	**37.3**	**35.5**
After managerial allocation changes					
Iron ore fines expenses[3] & royalties	1.5	2.9	2.5	2.5	2.4
Iron ore fines EBITDA break-even (US$/dmt)	**31.3**	**35.3**	**29.9**	**34.0**	**32.6**
Iron ore fines pellet adjustment	(2.3)	(2.2)	(1.2)	(1.8)	(1.9)
Iron ore fines and pellets EBITDA break-even (US$/dmt)	**29.1**	**33.1**	**28.7**	**32.2**	**30.8**
Iron ore fines sustaining investments	4.0	3.1	3.2	4.0	3.6
Iron ore fines and pellets cash break-even landed in China (US$/dmt)	**33.1**	**36.1**	**31.8**	**36.1**	**34.3**

[1] Measured by unit cost + expenses + sustaining investment adjusted for quality

[3] Net of depreciation and includes dividends received

Iron Ore Fines Costs and Expenses in BRL

R$/t	1Q17	2Q17	3Q17	4Q17	2017
Before managerial allocation changes					
Expenses[1]	2.7	7.3	6.6	6.2	5.8
After managerial allocation changes					
Expenses[1]	(0.5)	4.1	3.5	2.7	2.5

[1] Net of depreciation

64

Selected financial indicators - Copper operations

US$ million	1Q17	2Q17	3Q17	4Q17	2017
Before managerial allocation changes					
Expenses[1]	(3)	(4)	(8)	(12)	(27)
Adjusted EBITDA	230	250	334	371	1,185
Depreciation and amortization	(52)	(59)	(55)	(54)	(220)
Adjusted EBIT	178	191	279	317	965
Adjusted EBIT margin (%)	38	38	47	49	44
After managerial allocation changes					
Expenses[1]	-	(1)	(5)	(9)	(15)
Adjusted EBITDA	233	253	337	374	1,197
Depreciation and amortization	(51)	(58)	(55)	(54)	(218)
Adjusted EBIT	182	195	282	321	979
Adjusted EBIT margin (%)	39	39	47	50	44

Selected financial indicators - Nickel operations

US$ million	1Q17	2Q17	3Q17	4Q17	2017
Before managerial allocation changes					
Expenses[1]	(43)	(32)	(45)	(33)	(152)
Adjusted EBITDA	180	136	227	411	954
Depreciation and amortization	(330)	(338)	(343)	(384)	(1,395)
Adjusted EBIT	(150)	(202)	(116)	27	(441)
Adjusted EBIT margin (%)	(13)	(20)	(10)	2	(9)
After managerial allocation changes					
Expenses[1]	(14)	(9)	(21)	(3)	(47)
Adjusted EBITDA	209	159	251	441	1,060
Depreciation and amortization	(323)	(332)	(340)	(377)	(1,372)
Adjusted EBIT	(114)	(173)	(89)	63	(312)
Adjusted EBIT margin (%)	(10)	(17)	(8)	5	(7)

Selected financial indicators - Coal

US$ million	1Q17	2Q17	3Q17	4Q17	2017
Before managerial allocation changes					
Expenses[1]	(12)	(11)	(9)	(12)	(44)
Adjusted EBITDA	61	157	46	66	330
Depreciation and amortization	(105)	(77)	(56)	(62)	(300)
Adjusted EBIT	(44)	80	(10)	4	30
Adjusted EBIT margin (%)	(14)	17	(3)	1	2
After managerial allocation changes					
Expenses[1]	(4)	(2)	(2)	(4)	(12)
Adjusted EBITDA	69	166	53	74	362
Depreciation and amortization	(104)	(76)	(55)	(61)	(296)
Adjusted EBIT	(35)	90	(2)	13	66
Adjusted EBIT margin (%)	(11)	19	(1)	3	4

[1] Net of depreciation and amortization

65

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: April 25, 2018		Director of Investor Relations

66